Exhibit 1

Registered Number 11185179 (England & Wales)

Annual Report and Accounts

for the Year Ended 30th September 2018

For

Autolus Therapeutics plc

Company Information

Directors	Christian Itin, Chairman of the Board of Directors Joseph Anderson, Director
Linda Bain, Director John Berriman, Director Cynthia Butitta, Director Kapil Dhingra, Director Martin Murphy, Director

Secretary	Matthias Alder

Registered Office	Forest House
58 Wood Lane London W12 7RZ England

Registered Number	11185179

Auditors	Ernst & Young LLP Apex Plaza Forbury Road Reading
RG1 1YE

Bankers	Barclays Bank
1 Church Street Peterborough PE1 1XE

Solicitors	Cooley (UK) LLP Dashwood
69 Old Broad Street
London EC2M 1QS

As used in this Annual Report, unless the context otherwise indicates, the terms “Group”, “Autolus”, “we”, “us” and “our” refer to Autolus Therapeutics plc and its wholly-owned subsidiaries.

Group Strategic Report

Strategic Review Note

The directors (“Directors”) present their strategic report on the affairs of Autolus Therapeutics plc (the “Company”), together with the financial statements for the year ended 30th September 2018.

Principal Activity

Autolus Therapeutics plc is a public limited company under the laws of England and Wales, originally incorporated under the laws of England and Wales in February 2018 as a private limited company called Autolus Therapeutics Limited. Autolus Limited was originally incorporated under the laws of England and Wales in July 2014. Pursuant to the terms of our corporate reorganisation, the shareholders of Autolus Limited exchanged each of the shares held by them in Autolus Limited for the same number and class of newly issued shares of Autolus Therapeutics Limited and, as a result, Autolus Limited became a wholly owned subsidiary of Autolus Therapeutics Limited. On June 18, 2018, Autolus Therapeutics Limited re-registered as a public limited company and was renamed Autolus Therapeutics plc. On June 22, 2018, our outstanding preferred and ordinary shares were converted into a single class of ordinary shares and various classes of deferred shares, and we completed our initial public offering of American Depositary Shares (“ADSs”), each representing one of our ordinary shares, on the Nasdaq Global Select Market.

We are a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using our broad suite of proprietary and modular T cell programming technologies, we are engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognise cancer cells, break down their defence mechanisms and eliminate these cells. We believe our programmed T cell therapies have the potential to be best-in-class and offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.

We are registered with the Registrar of Companies in England and Wales under number 11185179, and our registered office is at Forest House, 58 Wood Lane, White City, London W12 7RZ, United Kingdom.

General Business Review

Cancers thrive on their ability to fend off T cells by evading recognition by T cells and by establishing other defence mechanisms, such as checkpoint inhibition and creating a hostile microenvironment. Our next-generation T cell programming technologies allow us to tailor our therapies to address the specific cancer we are targeting and introduce new programming modules into a patient’s T cells to give those T cells improved properties to better recognise cancer cells and overcome fundamental cancer defence mechanisms. We believe our leadership in T cell programming technologies will provide us with a competitive advantage as we look to develop future generations of T cell therapies targeting both haematological cancers and solid tumours.

Our clinical-stage pipeline comprises five programs being developed in six haematological and solid tumour indications. We expect to complete the proof-of-concept phases of four Phase 1/2 clinical trials in haematological cancer indications in 2019. These clinical programs are adaptive and designed to allow collection of sufficient data in the expansion phase of the trials to potentially support registration. We have worldwide commercial rights to all our programmed T cell therapies.

Our goal is to use our broad array of proprietary and modular T cell programming technologies to become a fully integrated biopharmaceutical company offering advanced, differentiated, best-in-class programmed T cell therapies. In order to accomplish this goal, we plan to execute on the following key strategies:

•

Simultaneously develop our four current clinical-stage product candidates for the treatment of haematological cancers. In March 2018, we licensed global rights to develop and commercialise AUTO1 from UCL Business plc (“UCLB”), which we plan to develop for the treatment of adult ALL in collaboration with University College London (“UCL”). We are co-funding a Phase 1 clinical trial of AUTO1 in adult ALL being conducted by UCL, which is designed to establish proof-of-concept in 2019. We will also consider further development of AUTO1 for the treatment of paediatric ALL based on emerging data generated from UCL’s Phase 1 CARPALL trial of AUTO1. In 2017, we commenced a Phase 1/2 clinical trial for AUTO2 for the treatment of multiple myeloma and Phase 1/2 clinical trials for AUTO3 for the treatment of DLBCL and paediatric ALL. We also recently initiated Phase 1/2 clinical trial of AUTO4 for the treatment of peripheral T-cell lymphoma. We intend to progress each of these product candidates in parallel through clinical trials. Depending on the results we observe in our clinical trials, we believe these product candidates may be eligible for accelerated regulatory approval pathways and we may seek to achieve breakthrough therapy designation or regenerative medicine advanced therapy (“RMAT”) designation from the FDA or Priority MEdicines (“PRIME”) designation from the European Medicines Agency (“EMA”).

•

Continue to innovate and develop our product pipeline using a modular approach to T cell programming. We have a broad and expanding array of programming modules that can be used to bring improved properties to T cells. These modules may lead to improved product features such as an enhanced ability to recognise cancer cells, elements to overcome fundamental cancer defence mechanisms, improved safety through pharmacological control or improved survival or persistence of the programmed T cells. By continuing to develop and deploy new modules as our knowledge of cancer defence mechanisms advances, we believe we will be well positioned to design new programmed T cell product candidates with additional cancer-fighting properties or enhanced safety features tailored to specific indications or cancer sub-types.

•

Expand our product pipeline in solid tumour indications. Cancer Research UK is conducting an exploratory Phase 1 clinical trial of AUTO6, a GD2-targeting programmed T cell therapy, which has shown initial signs of clinical activity in two paediatric patients with neuroblastoma. We have worldwide commercial rights to the Phase 1 clinical data and UCLB patent families covering this program, and we intend to initiate the first of two planned Phase 1/2 clinical trials of AUTO6 NG, a next-generation product candidate building upon AUTO6, in 2020. In addition, we are planning to initiate a clinical trial of AUTO7 for the treatment of prostate cancer. Both AUTO6 NG and AUTO7 are being developed to incorporate multiple programming elements designed to address certain complexities of solid tumours.

•

Scale our economical manufacturing process. We have developed our own proprietary viral vector and semi-automated cell manufacturing processes, which we are already using in our clinical-stage programmes. We believe these processes are fit for commercial scale and we anticipate they will enable commercial supply at an attractive cost of goods. Manufacturing is currently conducted by, or under the supervision of, our own employees and we have established plans to increase manufacturing capacity to meet our anticipated future clinical and commercial needs.

•

Establish a focused commercial infrastructure. Our current clinical-stage product candidates are being developed for the treatment of patients with late-stage or rare haematological cancers, most of whom will be treated in specialised treatment centres or hospitals. With our experience in gene therapy, transplantation and oncology, we aim to provide high levels of service and scientific engagement at these treatment centres, and to pilot and establish systems necessary for successful product delivery by the time of launch. We believe this approach will require less investment in commercial infrastructure compared to the current standard of care. By focusing on these centres, we can begin to build our commercialisation capabilities with limited resources.

Re-organisation

The Company is a public limited company incorporated under the laws of England and Wales. On June 15, 2018, the Company completed the first step of a corporate reorganisation, pursuant to which the shareholders of Autolus Limited, a private company originally incorporated under the laws of England and Wales in July 2014 as NewIncCo 1311 Limited which subsequently changed its name to Autolus Limited in August 2014, exchanged each of the different classes of shares held by them in Autolus Limited for the same number and class of newly issued ordinary shares of Autolus Therapeutics Limited. As a result, Autolus Limited became a wholly owned subsidiary of Autolus Therapeutics Limited, a holding company incorporated in February 2018 with nominal assets and liabilities, which had not conducted any operations prior to the share exchange and other actions incidental to the exchange and its incorporation.

Following Autolus Limited becoming a wholly owned subsidiary of Autolus Therapeutics Limited, Autolus Therapeutics Limited transferred the entire issued share capital of Autolus Limited to Autolus Holdings (UK) Limited. On June 18, 2018, as the second step of the corporate reorganisation, Autolus Therapeutics Limited re-

registered as a public limited company and its name was changed from Autolus Therapeutics Limited to Autolus Therapeutics plc. Following the re-registration of Autolus Therapeutics Limited as a public limited company, Autolus Limited completed a reduction in its issued share capital pursuant to Part 17 of the Companies Act by way of the cancellation of all of its issued series A preferred shares, C ordinary shares, deferred shares and all but 100 B ordinary shares.

On June 22, 2018, the different classes of the Company’s issued share capital were converted into a single class of ordinary shares and the Company completed its initial public offering (“IPO”) of ADSs. In the IPO, the Company sold an aggregate of 10,147,059 ADSs representing the same number of ordinary shares, including 1,323,529 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were approximately £117.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.

Autolus Therapeutics plc is a continuation of Autolus Limited and its subsidiaries, and the corporate reorganisation has been accounted for as a combination of entities under common control. The corporate reorganisation has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Autolus Therapeutics plc. In connection with the corporate reorganisation, outstanding restricted share awards and option grants of Autolus Limited were exchanged for share awards and option grants of Autolus Therapeutics plc with identical restrictions.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialisation. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realise revenue from its product sales.

The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of £31.1 million, £15.6 million for the years ended September 30, 2018 and 2017 respectively. In addition, as of September 30, 2018. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. The Company believes the cash on hand at September 30, 2018 of £189.3 million will be sufficient to fund the Company’s operations for at least 12 months from the issuance date of these financial statements.

Financial review

We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with sales of our equity securities, including the net proceeds from our recently completed IPO in June 2018. Through September 30, 2018, we have received net proceeds of £255.3 million from sales of our equity securities. We do not expect to generate significant revenue unless and until we obtain marketing approval for and commercialise one of our product candidates.

Since our inception, we have incurred significant operating losses. For the years ended September 30, 2018, 2017, we incurred net losses of £31.1 million, £15.6 million, respectively. As of September 30, 2018, we had retained earnings of £163.8 million, which reflect the capital reduction of £222.1 million, offset by our accumulated losses of £58.3 million.

We expect to continue to incur significant expenses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialisation of any approved product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialisation expenses related to product manufacturing, marketing, sales and distribution. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates. Furthermore, we have incurred and expect to continue to incur, additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favourable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialisation of one or more of our drug candidates or delay our pursuit of potential in-licenses or acquisitions.

As of September 30, 2018, we had cash and cash equivalents of £189.3 million. Based on our current clinical development plans, we believe our existing cash and cash equivalents will be able to fund our current and planned operating expenses and capital expenditure requirements into calendar year 2021. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our available capital resources sooner than we expect.

Key performance indicators

Autolus creates companywide monthly flash report analysing actual performance vs budget. We perform analysis of key cost drivers (overhead, project specific, FTE analysis, growth trend) to monitor company growth and manage cashflow. Also, employee cost increase analysis vs. non-employee costs are performed to determine productivity by department. In addition, cash movement analysis and the impact of foreign exchange on our cash balance is reviewed.

Environmental matters

The Group leases all of its facilities, manufactures its own products for the ongoing clinical studies, and stores finished goods. However, due to the small number of patients for which product is being manufactured, these activities have a very minimal environmental impact. The Group complies with all applicable environmental laws and regulations, but as of this time it does not have a large environmental footprint.

Following listing in June 2018, Autolus Therapeutics plc is required to measure and report its greenhouse gas emissions in accordance with the provisions of the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013. The greenhouse gas emissions report period will be aligned to the financial reporting year and as such the first year will be reported as the baseline year against which future performance will be measured. Therefore, no report is included in these financial statements for the short period between public listing in June 2018 and September 2018.

Diversity

Appointments within the Group are made on merit according to the balance of skills and experience offered by prospective candidates. Whilst acknowledging the benefits of diversity, individual appointments are made irrespective of personal characteristics such as race, disability, gender, sexual orientation, religion or age. A breakdown of the employment statistics as of 30 September 2018 is as follows:

Position	Male	Female	Total
Executive	11	—	11
VP/Directors	22	6	28
Managers	9	15	24
Scientists & Support functions	47	56	103

Total Employees	89	77	166

IPO

On June 18, 2018, Autolus Therapeutics Limited re-registered as a public limited company and was renamed Autolus Therapeutics plc.

Principal Risks and Uncertainties

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks described below, and all other information appearing elsewhere in this Annual Report, including our consolidated financial statements and the related notes hereto, before making an investment decision regarding our securities. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects.

Risks Related to Our Financial Position and Need for Capital

We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history and we have incurred significant net losses since our inception in 2014. We have incurred losses of £31.1 million and £15.6 million for the years ended September 30, 2018 and 2017 respectively. As of September 30, 2018, we had an accumulated deficit of £58.3 million. We have funded our operations to date primarily with proceeds from the sale of our equity securities.

We have no products approved for commercial sale, have not generated any product revenue, and are devoting substantially all of our financial resources and efforts to research and development of our programmed T cell product candidates as well as to building out our manufacturing platform, T cell programming technologies and management team. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.

We expect that it will take at least several years until any of our product candidates receive marketing approval and are commercialised, and we may never be successful in obtaining marketing approval and commercialising product candidates. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•	continue our ongoing and planned research and development of our current programmed T cell product candidates for the treatment of haematological cancers and solid tumours;

•

initiate preclinical studies and clinical trials for any additional product candidates that we may pursue in the future, including our planned development of additional T cell therapies for the treatment of solid tumours;

•	seek to discover and develop additional product candidates and further expand our clinical product pipeline;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	continue to scale up internal and external manufacturing capacity with the aim of securing enough quantities to meet our capacity requirements for clinical trials and potential commercialisation;

•	establish sales, marketing and distribution infrastructure to commercialise any product candidate for which we may obtain regulatory approval;

•

make required milestone and royalty payments to UCLB, the technology-transfer company of UCL, under our license agreement with UCLB pursuant to which we were granted some of our intellectual property rights;

•	develop, maintain, expand and protect our intellectual property portfolio;

•	acquire or in-license other product candidates and technologies;

•	hire additional clinical, quality control and manufacturing personnel;

•	add clinical, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialisation efforts;

•	expand our operations in the United States, Europe and other geographies; and

•	incur additional legal, accounting and other expenses associated with operating as a public company.

To become and remain profitable, we must succeed in developing and eventually commercialising products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining regulatory approval, manufacturing, marketing and selling any products for which we may obtain regulatory approval, as well as discovering and developing additional product candidates. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with the development, delivery and commercialisation of complex autologous cell therapies, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in the initiation and completion of our clinical trials or the development of any of our product candidates, our expenses could increase, and profitability could be further delayed.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our ADSs could also cause you to lose all or part of your investment.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage biopharmaceutical company with a limited operating history. As an organisation, we have not demonstrated an ability to successfully complete late-stage clinical trials, obtain regulatory approvals, manufacture our product candidates at commercial scale or arrange for a third party to do so on our behalf, conduct sales and marketing activities necessary for successful commercialisation, or obtain reimbursement in the countries of sale. We may encounter unforeseen expenses, difficulties, complications, and delays in achieving our business objectives. Our very short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. If we do not address these risks successfully or are unable to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities, then our business will suffer.

We will need additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.

We will require substantial additional funding to meet our financial needs and to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to delay, reduce or altogether cease our product development programs or commercialisation efforts.

Since our inception, we have devoted substantially all our resources to fund the operating expenses and capital expenditure requirements associated with the research and development of our product candidates. Our current funding will not be enough for us to fund any of our programmed T cell product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialisation of our programmed T cell product candidates, and in connection with our continuing operations and other planned activities. Our future capital requirements will depend on many factors, including:

•	the progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development for our current and future product candidates;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other product candidates that we may pursue;

•	the development requirements of other product candidates that we may pursue;

•	the timing and amounts of any milestone or royalty payments we may be required to make under current or future license agreements;

•

the costs of leasing, building out and equipping the new facilities necessary to research, develop, manufacture and commercialise our product candidates, as well as to support our continuing operations;

•	the costs of hiring additional clinical, quality control and manufacturing personnel;

•	the costs, timing and outcome of regulatory review of our product candidates;

•

the costs and timing of future commercialisation activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the costs of operating as a public company; and

•	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favourable market conditions or strategic considerations even if we believe we have enough funds for our current or future operating plans. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish some rights to our technologies or our product candidates on terms that are not favourable to us. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialise our current and future product candidates, if approved. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or altogether cease our research and development programs or future commercialisation efforts.

Risks Related to the Development of Our Product Candidates

We are very early in our development efforts. All of our product candidates are in early-stage clinical development or in preclinical development. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialise our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We have not established clinical proof-of-concept for any of our product candidates. There is no assurance that our current or any other future clinical trials of our product candidates will be successful or will generate positive clinical data and we may not receive marketing approval from the U.S. Food and Drug Administration, or FDA, or other regulatory agencies, including the EMA, for any of our product candidates. Except for AUTO2 and AUTO3, we have not submitted an Investigational New Drug Application, or IND, with the FDA for our current clinical-stage product candidates, which must be in effect before commencing clinical trials in the United States. There can be no assurance that the FDA will permit any IND to go into effect in a timely manner or at all. Trials in the United States must be conducted pursuant to an active IND.

Biopharmaceutical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our product candidates will prevent us from commercialising and marketing our product candidates. The success in the development of our programmed T cell product candidates will depend on many factors, including:

•	completing preclinical studies and receiving regulatory approvals or clearance for conducting clinical trials for our preclinical-stage programs;

•	obtaining positive results in our clinical trials demonstrating efficacy, safety, and durability of effect of our product candidates;

•	receiving approvals for commercialisation of our product candidates from regulatory authorities;

•	manufacturing our product candidates at an acceptable cost; and

•	maintaining and growing an organisation of scientists, medical professionals and business people who can develop and commercialise our products and technology.

Many of these factors are beyond our control, including the time needed to adequately complete clinical testing and the regulatory submission process. It is possible that none of our product candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, or any other factors impacting the successful development of biopharmaceutical products, we could experience significant delays or an inability to successfully develop our product candidates, which would materially harm our business.

Our proprietary, next-generation T cell programming technologies, our modular approach for engineering T cells and our manufacturing platform for our programmed T cell product candidates, represent emerging approaches to cancer treatment that face significant challenges and hurdles.

We have concentrated our research and development efforts on our T cell technology platform using our expertise in tumour biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our programmed T cell product candidates. We do not currently have any approved or commercialised products. Two of our most advanced product candidates employ a dual-targeting mechanism. By targeting two separate antigens on the cancer cell surface, we believe these product candidates have the potential to improve durability of treatment response and reduce the frequency of cancer relapse as compared to other currently available single-targeting T cell therapies. Our product candidate for the treatment of T-cell lymphoma employs a novel approach to killing malignant T cells that aims to preserve approximately half of the normal, healthy T cells. Some of our product candidates include a “safety switch” that is designed to allow for the elimination of the engineered T cells if a patient experiences severe adverse side effects from the treatment. However, this “safety switch” technology has not been used to date in our clinical studies, and we do not know whether it would have the intended effect if used. Additionally, as with other targeted therapies, off-tumour or off-target activity could delay development or require us to reengineer or abandon a particular product candidate. Because programmed T cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercialising our product candidates subjects us to a number of risks and challenges, including:

•	obtaining regulatory approval for our product candidates, as the FDA, the EMA and other regulatory authorities have limited experience with programmed T cell therapies for cancer;

•	sourcing clinical and, if approved, commercial supplies of the materials used to manufacture our product candidates;

•	developing programming modules with the desired properties, while avoiding adverse reactions;

•	creating viral vectors capable of delivering multiple programming modules;

•	developing a reliable and consistent vector and cell manufacturing process;

•	establishing manufacturing capacity suitable for the manufacture of our product candidates in line with expanding enrolment in our clinical studies and our projected commercial requirements;

•	achieving cost efficiencies in the scale-up of our manufacturing capacity;

•	developing protocols for the safe administration of our product candidates;

•

educating medical personnel regarding our programmed T cell therapies and the potential side effect profile of each of our product candidates, such as potential adverse side effects related to cytokine release syndrome;

•

establishing integrated solutions in collaboration with specialty treatment centres in order to reduce the burdens and complex logistics commonly associated with the administration of T cell therapies;

•

establishing sales and marketing capabilities to successfully launch and commercialise our product candidates if and when we obtain any required regulatory approvals, and risks associated with gaining market acceptance of a novel therapy if we receive approval; and

•	obtaining coverage and adequate reimbursement from third-party payors for our novel and personalised therapies in connection with commercialisation of any approved product candidates.

We may not be able to successfully develop our programmed T cell product candidates or our T cell programming technologies in a manner that will yield products that are safe and effective, scalable or profitable.

Additionally, because our technology involves the genetic modification of patient cells ex vivo, we are subject to additional regulatory challenges and risks, including regulatory requirements governing genetically modified organisms that have changed frequently and will likely continue to change in the future, and that may limit or delay our ability to import our product candidates into certain countries for use in clinical trials or for commercial sale even if we receive applicable marketing approvals.

Moreover, public perception and awareness of T cell therapy safety issues may adversely influence the willingness of subjects to participate in clinical trials of our product candidates, or if approved, of physicians to prescribe our products. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Treatment centres may not be willing or able to devote the personnel and establish other infrastructure required for the administration of programmed T cell therapies. Physicians may not be willing to undergo training to adopt this novel and personalised therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

Our future success is highly dependent on the regulatory approval of our current clinical-stage programmed T cell product candidates and our preclinical programs. All of our product candidates will require significant clinical or preclinical testing before we can seek regulatory approval for and launch a product commercially.

We do not have any products that have gained regulatory approval. Our business is substantially dependent on our ability to obtain regulatory approval for, and, if approved, to successfully commercialise our programmed T cell product candidates. We cannot commercialise product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, we cannot commercialise product candidates in countries outside of the United States without obtaining regulatory approval from comparable regulatory authorities in relevant jurisdictions, such as the EMA in Europe. Before obtaining regulatory approvals for the commercial sale of any product candidate for a particular indication, we must demonstrate with substantial evidence gathered in preclinical and clinical studies, that the product candidate is safe and effective for that indication and that the manufacturing facilities, processes and controls are adequate with respect to such product candidate. To date, we have had only limited interaction with both the FDA and the EMA regarding our product candidates. Prior to seeking approval for any of our product candidates, we will need to confer with the FDA, the EMA and other regulatory authorities regarding the design of our clinical trials and the type and amount of clinical data necessary to seek and gain approval for our product candidates.

The time required to obtain approval by the FDA, the EMA and other regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval from the FDA, the EMA or other regulatory authorities for many reasons, including:

•	disagreement with the design, protocol or conduct of our clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•

insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a Biologics License Application, or BLA, or other submission or to obtain regulatory approval;

•	failure to obtain approval of the manufacturing processes or our facilities;

•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval; or

•	lack of adequate funding to complete a clinical trial in a manner that is satisfactory to the applicable regulatory authority.

The FDA, the EMA or a comparable regulatory authority may require more information, including additional preclinical or clinical data to support approval, including data that would require us to perform additional clinical trials or modify our manufacturing processes, which may delay or prevent approval and our commercialisation plans, or we may decide to abandon the development program. If we change our manufacturing processes, we may be required to conduct additional clinical trials or other studies, which also could delay or prevent approval of our product candidates. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer indications than we request (including failing to approve the most commercially promising indications), may limit indications, may grant approval contingent on the performance of costly post-marketing clinical trials or other post-marketing commitments, or may approve a product candidate with a label that does not include the labelling claims necessary or desirable for the successful commercialisation of that product candidate.

Depending on results we observe in our clinical trials, our development strategy may include the pursuit of expedited approvals from the FDA or the EMA, such as through the accelerated approval pathway, and we may seek to achieve breakthrough therapy designation or RMAT designation from the FDA or the PRIME designation from the EMA. Our product candidates may not qualify for such designations, and the clinical data obtained from trials of our product candidates may not be sufficient to qualify for any expedited approval program.

Even if a product candidate were to successfully obtain approval from the FDA, the EMA or other comparable regulatory authorities in other jurisdictions, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for one of our product candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding to continue the development of that product or generate revenues attributable to that product candidate. Also, any regulatory approval of our current or future product candidates, once obtained, may be withdrawn. See the risk factor titled “—Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialisation of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialise a product candidate.”

We may not be successful in our efforts to build a pipeline of product candidates.

A key element of our strategy is to use our expertise in tumour biology and cell programming and our proprietary and modular T cell programming technologies to develop what we believe are safer and more effective T cell therapies. Our initial focus is on the development of a pipeline of product candidates for the treatment of haematological cancers and the progression of these product candidates through clinical development. We also intend to develop follow-on, or next-generation, product candidates with additional elements of programming built into the programmed T cell product candidate to offer enhanced characteristics as compared to the earlier product generation, such as pharmacological control or insensitivity to checkpoint inhibition. However, we may not be able to develop product candidates that are safe and effective, or which compare favourably with our existing product candidates. Even if we are successful in continuing to build our pipeline and developing next-generation product candidates or expanding into solid tumour indications, the potential product candidates that we identify may not be suitable for clinical development, including as a result of lack of safety, lack of tolerability, lack of anti-tumour activity, or other characteristics that indicate that they are unlikely to be products that will receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. If we do not successfully develop and commercialise product candidates or collaborate with others to do so, we will not be able to obtain product revenue in future periods, which could significantly harm our financial position and adversely affect the trading price of our ADSs.

Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or to commercialise these programs on a timely basis or at all, which would have an adverse effect on our business.

AUTO5, AUTO7 and all of our next generation product candidates are still in the preclinical development stage. The risk of failure of preclinical programs is high. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies to obtain regulatory clearance to initiate human clinical trials, including based on INDs in the United States and clinical trial applications, or CTAs, in Europe. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA, the EMA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA, the EMA or other regulatory authorities allowing clinical trials to begin. For example, after discussions with the national ethics committee in the Netherlands, we elected to withdraw our application to initiate a clinical trial of AUTO3 in DLBCL until we dosed additional patients in the UK.

Clinical trials are difficult to design and implement, involve uncertain outcomes and may not be successful.

Human clinical trials are difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. As an organisation, we have limited experience designing clinical trials and may be unable to design and execute a clinical trial to support regulatory approval. There is a high failure rate for biologic products proceeding through clinical trials, which may be higher for our product candidates because they are based on new technology and engineered on a patient-by-patient basis. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials.

Results from preclinical studies are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. For example, while we have received some positive preliminary data in a clinical trial of AUTO1 in paediatric ALL, we have limited clinical data for AUTO1 in adult ALL and we are in the Phase 1 dose-escalation phases of our ongoing clinical trials with AUTO2, AUTO3 and AUTO4, and we have treated only a small number of patients in all of these trials. For that reason, we do not know whether these candidates will be effective for the intended indications or safe in humans. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. This failure to establish sufficient efficacy and safety could cause us to abandon clinical development of our product candidates.

We depend on enrolment of patients in our clinical trials for our product candidates. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. We may experience difficulties in patient enrolment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enrol a sufficient number of patients who remain in the study until its conclusion. The enrolment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the number of patients with the disease or condition being studied;

•	the perceived risks and benefits of the product candidate in the trial;

•

clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating or drugs that may be used off-label for these indications;

•	the and nature of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to study sites;

•	the design of the clinical trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competing clinical trials for similar therapies or other new therapeutics not involving T cell-based immunotherapy;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment.

In particular, some of our clinical trials will look to enrol patients with characteristics which are found in a very small population. For example, our recently initiated clinical trial for AUTO4 seeks to enrol patients with peripheral T-cell lymphoma, a rare and heterogeneous form of non-Hodgkin lymphoma, or NHL. Other companies are conducting clinical trials with their redirected T cell therapies in multiple myeloma, paediatric relapsed or refractory acute B lymphocytic leukaemia, or paediatric ALL, and relapsed or refractory diffuse large B-cell lymphoma, or DLBCL, and seek to enrol patients in their studies that may otherwise be eligible for our clinical trials, which could lead to slow recruitment and delays in our clinical programs. In addition, since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which could further reduce the number of patients who are available for our clinical trials in these clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential study participants and their doctors may be inclined to use conventional therapies, such as chemotherapy and antibody therapy, rather than participate in our clinical trials.

Delays in patient enrolment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these clinical trials and adversely affect our ability to advance the development of our product candidates. In addition, many of the factors that may lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The market opportunities for certain of our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small, and our projections regarding the size of the addressable market may be incorrect.

Cancer therapies are sometimes characterised as first line, second line or third line, and the FDA often approves new therapies initially only for third line use. When blood cancers are detected, they are treated with the first line of therapy with the intention of curing the cancer. This generally consists of chemotherapy, radiation, antibody drugs, tumour-targeted small molecules, or a combination of these. In addition, sometimes a bone marrow transplantation can be added to the first line therapy after the combination chemotherapy is given. If the patient’s cancer relapses, then they are given a second line or third line therapy, which can consist of more chemotherapy, radiation, antibody drugs, tumour-targeted small molecules, or a combination of these, or a bone marrow transplant. Generally, the higher the line of therapy, the lower the chance of a cure. With third or higher line, the goal of the therapy in the treatment of lymphoma and myeloma is to control the growth of the tumour and extend the life of the patient, as a cure is unlikely to happen. Patients are generally referred to clinical trials in these situations.

We are initially developing AUTO1 as second line therapy for patients with ALL who are considered at high risk for relapse and as third line therapy for other patients with ALL, AUTO2 as a fourth line therapy for multiple myeloma, AUTO3 as a third line therapy for DLBCL, and AUTO4 as a second line therapy for TRBC1-positive T-cell lymphoma patients. If AUTO2 or AUTO3 are approved as a fourth line and third line therapy in their respective indications, we would expect to initiate a trial to potentially position either or both of the products to an earlier line of therapy, such as third line and second line, respectively. Similarly, a clinical trial with AUTO4 may be initiated to position it as a consolidation therapy after first line chemotherapy in T-cell lymphoma, but there is no guarantee that any of our product candidates, even if approved, would be approved for an earlier line of therapy. In addition, we may have to conduct additional large randomised clinical trials prior to gaining approval for the earlier line of therapy.

Our projections of both the number of people who have the cancers we are targeting, as well as the size of the patient population subset of people with these cancers in a position to receive first, second, third and fourth line therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be fewer than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For instance, in our recently initiated clinical trial for AUTO4, we are initially targeting a small patient population that suffers from peripheral T-cell lymphoma, a rare and heterogeneous form of NHL. Even if we obtain significant market share for our product candidates, because the potential target populations are small, we may never achieve significant revenues without obtaining regulatory approval for additional indications or as part of earlier lines of therapy.

Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, cause us to abandon product candidates, limit the commercial profile of an approved label, or result in significant negative consequences following any potential marketing approval.

In clinical trials conducted by other companies involving CAR T cells, the most prominent acute toxicities included symptoms thought to be associated with cytokine release syndrome, or CRS, such as fever, low blood pressure and kidney dysfunction. Some patients also experienced toxicity of the central nervous system, or neurotoxicity, such as confusion, tremor, cranial nerve dysfunction, seizures and speech impairment. Adverse events with the worst grades and attributed to CAR T cells were severe and life threatening in some patients. The life-threatening events were related to kidney dysfunction and neurotoxicity. Severe and life-threatening toxicities occurred mostly in the first two weeks after cell infusion and generally resolved within three weeks, but several patients died in clinical trials involving CAR T cells developed by other companies and academic institutions. In initial clinical trials of AUTO1, we have observed Grade 1 and Grade 2 CRS, as well as one case of Grade 3 CRS. In the CARPALL trial of AUTO1, eleven patients experienced cytopenia that was not resolved by day 28 or recurring after day 28: 3 patients Grades 1-3 and 8 patients Grade 4. Two patients developed significant infections, and 1 patient died from sepsis that was deemed to be possibly associated with AUTO1 while in molecular complete response (CR).

We have also observed severe neurotoxicity in the trials. In addition, in our Phase 1/2 clinical trial of AUTO2, one patient experienced a serious adverse event of Grade 4 neutropenia requiring prolongation of hospitalisation. There can be no assurance that patients in ongoing or future trials of AUTO1, AUTO2 or any of our other product candidates will not experience more severe CRS, unacceptable levels of neurotoxicity or other serious adverse events.

Our clinical trials include cancer patients who are very sick and whose health is deteriorating, and we expect that additional clinical trials of our other product candidates will include similar patients with deteriorating health. It is possible that some of these patients may experience similar adverse side effects as were observed in clinical trials conducted by other companies and academic institutions involving CAR T cells, and that additional patients may die during our clinical trials for various reasons, including as a result of receiving our product candidates, because the patient’s disease is too advanced, or because the patient experiences medical problems that may not be related to our product candidate. Even if the deaths are not related to our product candidate, the deaths could affect perceptions regarding the safety of our product candidate.

Patient deaths and severe side effects caused by our product candidates, or by products or product candidates of other companies that are thought to have similarities with our therapeutic candidates, could result in the delay, suspension, clinical hold or termination of clinical trials by us, the FDA, the EMA or other regulatory authorities for a number of reasons. If we elect or are required to delay, suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates would be delayed or eliminated. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of the product candidate at issue. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

If the clinical trials of any of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, the EMA or other comparable regulatory authorities, or do not otherwise produce favourable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialisation of our product candidates.

We may not commercialise, market, promote or sell any product candidate without obtaining marketing approval from the FDA, the EMA or other comparable regulatory authority, and we may never receive such approvals. It is impossible to predict accurately when or if any of our product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing.

We may experience numerous unforeseen events prior to, during, or because of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialise any of our product candidates, including:

•

the FDA, the EMA or other comparable regulatory authority may disagree as to the number, design or implementation of our clinical trials, or may not interpret the results from clinical trials as we do;

•	regulators or institutional review boards may not authorise us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

we may not reach agreement on acceptable terms with prospective clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;

•	clinical trials of our product candidates may produce negative or inconclusive results;

•	we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrolment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate, or we may fail to recruit suitable patients to participate in a trial;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•

regulators may issue a clinical hold, or regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the FDA, the EMA or other comparable regulatory authorities may fail to approve our manufacturing processes or facilities;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

•

our product candidates may have undesirable side effects or other unexpected characteristics, particularly given their novel, first-in-human application, such as cytokine-induced toxicity and T cell aplasia, causing us or our investigators, regulators or institutional review boards to suspend or terminate the clinical trials; and

•	the approval policies or regulations of the FDA, the EMA or other comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

To the extent that the results of the trials are not satisfactory for the FDA, the EMA or regulatory authorities in other countries or jurisdiction to approve our BLA, Marketing Approval Application, or MAA, or other comparable application, the commercialisation of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

We may not be able to successfully create our own manufacturing infrastructure for supply of our requirements of programmed T cell product candidates for use in clinical trials and for commercial sale.

Our manufacturing and commercialisation strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. Over time, we expect to establish regional manufacturing hubs to service major markets to meet projected needs for commercial sale quantities. However, we do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and currently rely on the use of manufacturing suites on-site at Royal Free Hospital’s Centre for Cell, Gene and Tissue Therapeutics and King’s College London Vector Lab, where our employees currently perform or supervise viral vector manufacturing and cell processing for our product candidates.

We have begun the process of expanding our cell manufacturing capacity by taking occupancy of a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing centre in Stevenage, United Kingdom, as well as by entering into a binding arrangement for a long-term lease for a manufacturing facility intended for commercial viral vector supply and for limited commercial cell manufacturing in Enfield, United Kingdom. Our long-term plan is to establish additional manufacturing sites in the United States and in Europe as needed. The implementation of this plan is subject to many risks. For example, the establishment of a cell-therapy manufacturing facility is a complex endeavour requiring knowledgeable individuals. Creating an internal manufacturing infrastructure will rely upon finding personnel with an appropriate background and training to staff and operate the facility. Should we be unable to find these individuals, we may need to rely on external contractors or train additional personnel to fill the needed roles. There are a small number of individuals with experience in cell therapy and the competition for these individuals is high. Additionally, prior to being able to manufacture product for clinical trials at the Cell and Gene Therapy Catapult manufacturing centre, we will need to submit information to regulators and receive regulatory approval to proceed.

We expect that the establishment of our own commercial cell manufacturing facilities will provide us with enhanced control of product supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term cost margins. However, we have no experience as a company in designing and operating a commercial manufacturing facility and may never be successful in developing our own manufacturing facility or capability. We may establish additional manufacturing sites as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing operations could be affected by cost-overruns, unexpected delays, equipment failures, labour shortages, natural disasters, power failures and numerous other factors, or we may not be successful in establishing sufficient capacity to produce our product candidates in sufficient quantities to meet the requirements for the potential launch or to meet potential future demand, all of which could prevent us from realising the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

We may not be successful in achieving cost of goods at commercial scale that provide for an attractive margin.

We believe that our current, fully enclosed manufacturing processes are fit for commercial scale and we anticipate they will enable commercial supply at an economical cost. However, we have not yet established manufacturing capacity at commercial scale and may underestimate the cost and time required to do so, or overestimate cost reductions from economies of scale that can be realised with our manufacturing processes. We may ultimately be unable to manage the cost of goods for our product candidates to levels that will allow for a margin in line with our expectations and return on investment if and when those product candidates are commercialised.

Our product candidates are biologics and the manufacture of our product candidates is complex and we may encounter difficulties in production, particularly with respect to process development or scaling-out of our manufacturing capabilities. If we encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped.

We have developed a process for manufacturing programmed T cells in a fully enclosed system designed to minimise the risk of contamination, and we have improved the viral transduction process to help eliminate processing inconsistencies. We believe that our current processes are suitable for commercialisation. While we have established a process which we believe is scalable for commercial production, each manufacturing process must be validated through the performance of process validation runs to guarantee that the facility, personnel, equipment, and process work as designed. We have not yet manufactured or processed our product candidates on a commercial scale and may not be able to do so for any of our product candidates.

We, like other manufacturers of biologic products, may encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process. These problems include delays or break-downs in logistics and shipping, difficulties with production costs and yields, quality control, and product testing, operator error, lack of availability of qualified personnel, as well as failure to comply with strictly enforced federal, state and foreign regulations.

Furthermore, if microbial, viral or other contaminations are discovered in our supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any of these or other issues relating to the manufacture of our product candidates will not occur in the future. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

The manufacture and delivery of programmed T cell therapies to patients involves complex, integrated processes, including harvesting T cells from patients, programming the T cells ex vivo, multiplying the T cells to obtain the desired dose, and ultimately infusing the T cells back into a patient’s body. Because of the complexities, the cost to manufacture biologics in general, and our programmed T cell product candidates in particular, is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult and costlier to reproduce. In addition, our manufacturing process will be susceptible to product loss or failure due to logistical issues associated with the collection of white blood cells from the patient, shipping such patient material to the manufacturing site, storing and processing such patient material, shipping the patient material with the programmed T cells back to the patient, and infusing the patient with the final product. Other manufacturing issues include the differences in patient starting materials, inconsistency in cell growth, variability in product characteristics, interruptions in the manufacturing process, equipment or reagent failure, improper installation or operation of equipment, and vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. For example, in clinical trials of AUTO1 being conducted by UCL using a manufacturing process that differs from our semi-automated manufacturing process, UCL experienced product failures for three patients enrolled in the CARPALL trial and produced only a partial dose for one patient in the ALLCAR19 trial. If we lose, destroy or otherwise impair the patient materials at any point in the vein-to-vein supply chain, the manufacturing process for that patient will need to be restarted and the resulting delay may adversely affect that patient’s outcome due to the risk of disease progression. In addition, because our product candidates are manufactured for each particular patient, we will be required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late stage clinical trials towards approval and commercialisation, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimise processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Our manufacturing facilities also require commissioning and validation activities to demonstrate that they operate as designed, and are subject to government inspections by the FDA, the EMA and other comparable regulatory authorities. If we are unable to reliably produce products to specifications acceptable to the regulatory authorities, we may not obtain or maintain the approvals we need to manufacture our products. Further, our facilities may fail to pass government inspections prior to or after the commercial launch of our product candidates, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialisation efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

Prior treatments can alter the cancer and negatively impact chances for achieving clinical activity with our programmed T cells.

Patients with haematological cancers receive highly toxic lympho-depleting chemotherapy as their initial treatments. These therapies can impact the viability of the T cells collected from the patient and can contribute to highly variable responses to programmed T cell therapies. Patients could also have received prior therapies that target the same target antigen on the cancer cells as our intended programmed T cell product candidate and thereby lead to a selection of cancer cells with low or no expression of the target. As a result, our programmed T cell product candidates may not recognise the cancer cell and may fail to achieve clinical activity. Both of our most advanced product candidates, AUTO2 and AUTO3, may face this challenge. For example, multiple myeloma patients could have received a BCMA-targeting antibody drug conjugate (BCMA-ADC) (GSK 2857916), BCMA-targeting T cell engagers like AMG-420 (Amgen Inc.) and EM-901 (Celgene Corporation), BCMA-targeting CAR-T approaches like bb2121 (bluebird bio, Inc.), or similar products or product candidates prior to receiving AUTO2; paediatric ALL patients could have received blinatumomab or Kymriah, or a CD19 ADC, or a CD22 targeting CAR T, or CD22 ADC, like inotuzomab, or similar products or product candidates prior to receiving AUTO3; and DLBCL patients could have received Yescarta, Kymriah, JCAR-17, inotuzomab, CD22-targeting CAR or blinatumomab, or similar products or product candidates prior to receiving AUTO3. If any of our product candidates do not achieve a sufficient level of clinical activity, we may discontinue the development of that product candidate, which could have an adverse effect on the value of our ADSs.

We may expend our resources to pursue a particular product candidate or indication and fail to capitalise on product candidates or indications that may be more profitable or have a greater likelihood of success.

Because we have limited financial and management resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalise on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialisation rights to such product candidate.

We plan to seek but may fail to obtain “breakthrough therapy” designation or “regenerative medicine advanced therapy” (RMAT) designation from the FDA and “PRIME” designation from the EMA, and may pursue accelerated approval for some or all of our programmed T cell product candidates, which may prolong the regulatory approval process for our product candidates.

In 2012, the FDA established a breakthrough therapy designation which is intended to expedite the development and review of product candidates that treat serious or life-threatening diseases when “preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.” The designation of a product candidate as a breakthrough therapy provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate and ensure collection of appropriate data needed to support approval; more frequent written correspondence from the FDA about such things as the design of the proposed clinical trials and use of biomarkers; guidance on an efficient drug development program, beginning as early as Phase 1; organisational commitment involving senior managers; and eligibility for rolling review and priority review. The frequency of communication from the FDA is intended to allow for questions and issues to be resolved quickly, which often leads to earlier drug approval and access by patients.

RMAT was introduced as a new designation under the 21st Century Cures Act for the development and review of certain regenerative medicine therapies. To receive RMAT designation, a regenerative medicine product candidate must be intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition with preliminary clinical evidence indicating that the drug has the potential to address unmet medical need. RMAT designation does not require evidence to indicate that the drug may offer a substantial improvement over available therapies, as breakthrough designation requires. In November 2017, the FDA released draft guidance that clarified that gene therapies, including genetically modified cells, that lead to a durable modification of cells or tissues, may meet the definition of a regenerative medicine therapy for RMAT designation. Similar to breakthrough designation, an RMAT product candidate receives: intensive guidance on an efficient drug development program; intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review; and a rolling review. Regenerative medicine therapies that qualify for RMAT designation may also qualify for other FDA expedited programs, if they meet the criteria for such programs.

Similarly, the EMA has established the PRIME scheme to expedite the development and review of product candidates that show a potential to address to a significant extent an unmet medical need, based on early clinical data.

We intend to seek breakthrough therapy designation, RMAT designation or PRIME designation for some or all our programmed T cell product candidates that may qualify. There is no assurance that we will obtain breakthrough therapy designation or RMAT designation, or that we will obtain access to PRIME for any of our product candidates. Breakthrough therapy designation and PRIME eligibility do not change the standards for product approval, and there is no assurance that such designation or eligibility will result in expedited review or approval. Additionally, breakthrough therapy designation and access to PRIME can each be revoked if the criteria for eligibility cease to be met as clinical data emerges.

We may also seek accelerated approval for certain of our product candidates. Under the FDA’s fast track and accelerated approval programs, the FDA may approve a drug or biologic for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. For drugs granted accelerated approval, post-marketing confirmatory trials have been required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence. Moreover, the FDA may withdraw approval of our indication approved under the accelerated approval pathway if, for example:

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the trial or trials required to verify the predicted clinical benefit of our product candidates fail to verify such benefit or do not demonstrate enough clinical benefit to justify the risks associated with the drug;

•	other evidence demonstrates that our product candidates are not shown to be safe or effective under the conditions of use;

•	we fail to conduct any required post-approval trial of our product candidates with due diligence; or

•	we disseminate false or misleading promotional materials relating to the relevant product candidate.

Risks Related to our Business Operations

As a company based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company based in the United Kingdom, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	differing and changing regulatory requirements for product approvals;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•	potentially reduced protection for intellectual property rights;

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difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;

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changes in a specific country’s or region’s political or economic environment, including the implications of the recent decision of the eligible members of the U.K. electorate for the United Kingdom to withdraw from the European Union;

•	trade protection measures import or export licensing requirements or other restrictive actions by governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;

•	negative consequences from changes in tax laws;

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compliance with tax, employment, immigration and labour laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;

•	workforce uncertainty in countries where labour unrest is more common than in the United States;

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litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labour law or other alleged conduct;

•	difficulties associated with staffing and managing international operations, including differing labour relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Our functional currency and that of our subsidiaries is the pound sterling and our reporting currency is the U.S. dollar. Given that our functional currency and that of our subsidiaries is the pound sterling, but our reporting currency is the U.S. dollar, fluctuations in currency exchange rates between the U.S. dollar and the pound sterling could materially and adversely affect our business. There may be instances in which costs and revenue will not be matched with respect to currency denomination. Currently, we do not have any exchange rate hedging arrangements in place.

Additionally, although we are based in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and other countries. Further, potential future revenue may be derived from the United States, countries within the euro zone, and various other countries around the world. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro and other currencies, which may have a significant impact on our results of operations and cash flows from period to period. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenue, cost of revenue, assets and liabilities will be subject to fluctuations in currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of currency exchange rate fluctuations.

We will need to grow the size of our organisation, and we may experience difficulties in managing this growth.

As of September 30, 2018, we had 166 employees, 162 of whom are full-time. As our development and commercialisation plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, financial and other personnel, including personnel to support our product development and planned future commercialisation efforts. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•	managing our internal development efforts effectively, including the clinical, FDA and EMA review processes for our product candidates; and

•	improving our operational, financial and management controls, reporting systems and procedures.

There are a small number of individuals with experience in cell therapy and the competition for these individuals is high. Our future financial performance and our ability to commercialise our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

If we are not able to effectively expand our organisation by hiring new employees, we may not be able to successfully implement the tasks necessary to further develop and commercialise our product candidates and, accordingly, may not achieve our research, development and commercialisation goals.

In addition to expanding our organisation, we are increasing the size of our facilities and building out our development and manufacturing capabilities, which requires significant capital expenditures. If these capital expenditures are higher than expected, it may adversely affect our financial condition and capital resources. In addition, if the increase in the size of our facilities is delayed, it may limit our ability to rapidly expand the size of our organisation in order to meet our corporate goals.

Our future success depends on our ability to retain key members of senior management and to attract, retain and motivate qualified personnel.

Our ability to compete in the highly competitive biopharmaceutical industry depends upon our ability to attract and retain highly qualified management, research and development, clinical, financial and business development personnel. We are highly dependent on our management, scientific and medical personnel, including Dr. Christian Itin, our Chief Executive Officer and Dr. Martin Pulé, our scientific founder, Senior Vice President and Chief Scientific Officer. Each member of our senior management may terminate their employment with us at any time. We do not maintain ‘‘key person’’ insurance for any of our employees.

Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of any of our product candidates, commercialisation, manufacturing and sales and marketing personnel, will be critical to our success. The loss of the services of members of our senior management or other key employees could impede the achievement of our research, development and commercialisation objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing members of our senior management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialise our product candidates. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel. Competition to hire from this limited candidate pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialisation strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.

If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

From time to time, we may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses, as we may deem appropriate to carry out our business plan. Any potential acquisition or strategic collaboration may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•	our inability to generate revenue from acquired technology sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

Additionally, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortisation expenses. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Our internal computer systems, or those of our future collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a significant disruption of our product development programs and our ability to operate our business effectively.

Our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorised access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialisation of our product candidates could be delayed.

Additionally, the collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the EU, including personal health data, is subject to the EU General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with any European activities.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our vendors and suppliers, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We currently rely on third-party suppliers to produce and process our product candidates on a patient-by-patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Risks Related to Our Dependence on Third Parties

We are dependent on licensed intellectual property, and if we were to fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business and we may not be able to continue developing or commercialising our product candidates, if approved.

We are party to an exclusive intellectual property license agreement with UCLB, the technology-transfer company of UCL, which is important to our business and under which we in-license patent rights related to 25 patent families and other intellectual property related to our business. We expect to enter into additional license agreements in the future. Our existing license agreement with UCLB imposes, and we expect that future license agreements will impose, various due diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under the UCLB license agreement could result in our loss of rights to practice the patent rights and other intellectual property licensed to us, and could compromise our development and commercialisation efforts for our current or any future product candidates.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. For example, under our license agreement with UCLB, our exclusive license under certain of the patent rights is subject to specified exclusions. Our right to enforce any patents that may issue from such patent rights similarly excludes enforcing them in such excluded fields, and obligates us to coordinate our enforcement efforts with a licensee, if any, with rights in that excluded field. If a third party-licensee has the right to enforce those patents in their field, it could put a patent that may issue from this family at risk of being invalidated or construed narrowly, in which case we would no longer have the benefit of the patents for our own exclusivity. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including disputes regarding:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our rights to third parties;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialisation of our product candidates, and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us;

•	our right to transfer or assign the license; and

•	the effects of termination.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangement on acceptable terms, we may be unable to successfully develop and commercialise the affected product candidates.

We rely, and expect to continue to rely, on third parties to conduct the preclinical and clinical trials for our product candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials or failing to comply with applicable regulatory requirements.

We depend and will continue to depend upon independent investigators and collaborators, such as universities, medical institutions, and strategic partners to conduct our preclinical and clinical trials. Agreements with such third parties might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, our product development activities would be delayed.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with regulatory standards, commonly referred to as good laboratory practices, or GLP, and good clinical practices, or GCP, for conducting, recording and reporting the results of preclinical and clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Similar regulatory requirements apply outside the United States, including the International Council for Harmonisation of Technical Requirements for the Registration of Pharmaceuticals for Human Use, or ICH. We are also required to register certain ongoing clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so by us or third parties can result in FDA refusal to approve applications based on the clinical data, enforcement actions, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialise our product candidates.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardised, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent us from commercialising our clinical-stage product candidates or any future product candidates.

Cell-based therapies rely on the availability of reagents, specialised equipment, and other specialty materials, which may not be available to us on acceptable terms or at all. For some of these reagents, equipment, and materials, we rely or may rely on sole source vendors or a limited number of vendors, which could impair our ability to manufacture and supply our products.

Manufacturing our product candidates will require many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. We currently depend on a limited number of vendors for access to facilities and supply of certain materials and equipment used in the manufacture of our product candidates. For example, we currently use facilities and equipment at Royal Free Hospital and King’s College London for vector and cell manufacturing. In addition, we purchase equipment and reagents critical for the manufacture of our product candidates from Miltenyi Biotec GmbH and other suppliers on a purchase order basis. Some of our suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. We also do not have supply contracts with many of these suppliers, and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, we may not be able to obtain key materials and equipment to support clinical or commercial manufacturing.

For some of these reagents, equipment, and materials, we rely and may in the future rely on sole source vendors or a limited number of vendors. An inability to continue to source product from any of these suppliers, which could be due to regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labour disputes or shortages, unexpected demands, or quality issues, could adversely affect our ability to satisfy demand for our product candidates, which could adversely and materially affect our product sales and operating results or our ability to conduct clinical trials, either of which could significantly harm our business.

As we continue to develop and scale our manufacturing process, we may need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. We may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if we are unable to alter our process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on our business.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialisation of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialise a product candidate.

Our product candidates and the activities associated with their development and commercialisation, including their design, research, testing, manufacture, safety, efficacy, quality control, recordkeeping, labelling, packaging, storage, approval, advertising, promotion, sale, distribution, import, export, and reporting of safety and other post-market information, are subject to comprehensive regulation by the FDA, the EMA and other comparable regulatory authorities in other jurisdictions. Failure to obtain marketing approval for a product candidate will prevent us from commercialising the product candidate. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and may rely on third-party contract research organisations, or CROs, to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. If any of our product candidates receives marketing approval, the accompanying label may limit its approved use, which could limit sales of the product.

The process of obtaining marketing approvals, both in the United Kingdom and abroad, is expensive and may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA, the EMA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use.

In addition, we are developing a proprietary diagnostic test for use with our AUTO4 and AUTO5 product candidates. This test will require separate regulatory approval in addition to the regulatory approval of AUTO4 and AUTO5, respectively. Failure to obtain regulatory approval for the diagnostic test could prevent us from commercialising either AUTO4 or AUTO5 unless another similar diagnostic test for distinguishing TRBC1-positive and TRBC2-positive T-cell lymphomas is commercially available.

In addition, changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be impaired.

In order to market and sell our products in the European Union and any other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain approval from the FDA. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining approval from the FDA. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, failure to obtain approval in one jurisdiction may impact our ability to obtain approval elsewhere. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialise our products in any market.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in other jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, our target market will be reduced and our ability to realise the full market potential of our product candidates will be harmed.

Legal, political and economic uncertainty surrounding the planned exit of the U.K., from the European Union, or EU, may be a source of instability in international markets, create significant currency fluctuations, adversely affect our operations in the U.K. and pose additional risks to our business, revenue, financial condition, and results of operations.

On June 23, 2016, the U.K. held a referendum in which a majority of the eligible members of the electorate voted for the U.K. to leave the EU. The U.K.’s withdrawal from the EU is commonly referred to as Brexit. Pursuant to Article 50 of the Treaty on European Union, the U.K. will cease to be an EU Member State either on the effective date of a withdrawal agreement (entry into such a withdrawal agreement will require U.K. parliamentary approval) or, failing that, two years following the U.K.‘s notification of its intention to leave the EU, unless the European Council (together with the U.K.) unanimously decides to extend the two-year period. On March 29, 2017, the U.K. formally notified the European Council of its intention to leave the EU. The U.K. is, therefore, scheduled to leave the EU at 11:00p.m. GMT on March 29, 2019. It is unclear how long it will take to negotiate a withdrawal agreement, but it appears likely that Brexit will continue to involve a process of lengthy negotiations between the U.K. and EU Member States to determine the future terms of the U.K.’s relationship with the EU. For example, in March 2018, the U.K. reached a provisional agreement with the EU on transitional arrangements following the U.K.‘s exit (which are intended to enable the U.K. to remain within the EU single market and customs union for a transitional period through 2020), but this agreement needs to be formally agreed as part of the withdrawal arrangements currently under negotiation.

The lack of clarity over which EU laws and regulations will continue to be implemented in the U.K. after Brexit (including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws) may negatively impact foreign direct investment in the U.K., increase costs, depress economic activity and restrict access to capital.

The uncertainty concerning the U.K.’s legal, political and economic relationship with the EU after Brexit may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) beyond the date of Brexit.

These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If the U.K. and the EU are unable to negotiate acceptable withdrawal terms or if other EU Member States pursue withdrawal, barrier-free access between the U.K. and other EU Member States or among the European Economic Area overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the U.K. and the EU and, in particular, any arrangements for the U.K. to retain access to EU markets either during a transitional period or more permanently.

Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K.’s access to the European single market for goods, capital, services and labour within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our U.K. operations and customers. Our U.K. operations service customers in the U.K. as well as in other countries in the EU and European Economic Area, or EEA, and these operations could be disrupted by Brexit, particularly if there is a change in the U.K.’s relationship to the single market.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations. Depending on the terms of the U.K.’s withdrawal from the EU, the U.K. could lose the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult. Furthermore, at present, there are no indications of the effect Brexit will have on the pathway to obtaining marketing approval for any of our product candidates in the U.K., or what, if any, role the EMA may have in the approval process. Even prior to any change to the U.K.’s relationship with the EU, the announcement of Brexit has created economic uncertainty surrounding the terms of Brexit and its consequences could adversely impact customer confidence resulting in customers reducing their spending budgets on our solutions, which could adversely affect our business, revenue, financial condition, results of operations and could adversely affect the market price of our ADSs.

Even if we obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulatory requirements for manufacturing processes, labelling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling, and recordkeeping, including the potential requirements to implement a risk evaluation and mitigation strategy, or REMS, program or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labelling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive regulatory requirements of the FDA, the EMA and other regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP and other comparable regulations and standards, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We or our suppliers could be subject to periodic unannounced inspections by the FDA, the EMA, or other regulatory authorities to monitor and ensure compliance with cGMP.

Accordingly, assuming we receive marketing approval for one or more of our product candidates, we and suppliers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability.

Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any product candidate for which we obtain marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

The FDA and other federal and state agencies, including the U.S. Department of Justice, or DOJ, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labelling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, or if other of our marketing claims are deemed false or misleading, we may be subject to enforcement action. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act, or FDCA, and other statutes, including the U.S. federal False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws.

Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labelling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	suspension of any ongoing clinical trials;

•	damage to relationships with any potential collaborators;

•	unfavourable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the paediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the paediatric population, also can result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could adversely affect our business, financial condition and results of operations.

Our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct or failure to comply with applicable regulatory requirements. Misconduct by employees and independent contractors, such as principal investigators, consultants, commercial partners, and vendors, could include failures to comply with regulations of the FDA, the EMA and other comparable regulatory authorities, to provide accurate information to such regulators, to comply with manufacturing standards we have established, to comply with healthcare fraud and abuse laws, to report financial information or data accurately or to disclose unauthorised activities to us. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of individually identifiable information, including, without limitation, information obtained during clinical trials, which could result in regulatory sanctions and serious harm to our reputation.

In addition, federal procurement laws impose substantial penalties for misconduct in connection with government contracts and require certain contractors to maintain a code of business ethics and conduct.

It is not always possible to identify and deter employee and independent contractor misconduct, and any precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to follow such laws. If any such actions are instituted against us, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, National Health Service in the United Kingdom, or other government supported healthcare in other jurisdictions, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

Our business operations and current and future relationships with healthcare professionals, principal investigators, consultants, customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to substantial penalties.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the U.S. federal Anti-Kickback Statute and the U.S. federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any product candidates for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy and security regulation by the U.S. federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws that may affect our ability to operate include the following:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and wilfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid. The term ‘‘remuneration’’ has been broadly interpreted to include anything of value. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. Although there are a number of statutory exceptions and regulatory safe harbours protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbours are drawn narrowly, and practices that involve remuneration that are alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbour. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbour does not make the conduct per se illegal under the U.S. federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the U.S. federal Anti-Kickback Statute has been violated;

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U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the U.S. federal False Claims Act, which can be enforced through civil whistle-blower or qui tam actions, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Further, pharmaceutical manufacturers can be held liable under the U.S. federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and wilfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretences, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and wilfully embezzling or stealing from a healthcare benefit program, wilfully obstructing a criminal investigation of a healthcare offense and knowingly and wilfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Additionally, HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the U.S. federal Physician Payments Sunshine Act, created under Section 6002 of Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, and its implementing regulations, created annual reporting requirements for certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions), to annually report to the Centres for Medicare and Medicaid Services, or CMS, information related to certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and “transfers of value” provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anaesthetists, and certified nurse-midwives;

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analogous state laws and regulations and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts; and

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similar healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the European Union (including health data).

Further, the ACA, among other things, amended the intent requirement of the U.S. federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA provided that the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. federal False Claims Act.

Because of the breadth of these laws and the narrowness of their exceptions and safe harbours, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.

Efforts to ensure that our internal operations and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, monetary fines, individual imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and pursue our strategy. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including future collaborators, are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also affect our business.

Our product candidates are subject to government price controls in certain jurisdictions that may affect our revenue.

There has been heightened governmental scrutiny in the United Kingdom, United States, European Union and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivise manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. CMS is also currently requesting public comment on a new “International Pricing Index” payment model that would more closely align the pricing of some physician-administered Part B drugs with prices in certain foreign markets.

Although a number of these, and other proposed measures will require authorisation through additional legislation to become effective, Congressional leadership and the Trump administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Outside of the United States, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Recently enacted and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialise our product candidates.

In the United States and many other countries, rising healthcare costs have been a concern for governments, patients and the health insurance sector, which has resulted in a number of changes to laws and regulations, and may result in further legislative and regulatory action regarding the healthcare and health insurance systems that could affect our ability to profitably sell any product candidates for which we obtain marketing approval.

For example, the ACA was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. H.R. 1: An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018, or the Tax Cuts and Jobs Act of 2017, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. More recently, in July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Congress may consider other legislation to repeal or replace other elements of the ACA. These executive orders and legislative actions are expected to result in increased health insurance premiums and reduce the number of people with health insurance in the United States and have other effects that adversely affect U.S. health insurance markets and the ability of patients to have access to therapies that our candidates, if approved, would provide.

In addition, other federal health reform measures have been proposed and adopted in the United States. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year through 2027 unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. The Medicare Access and CHIP Reauthorisation Act of 2015 also introduced a quality payment program under which certain individual Medicare providers will be subject to certain incentives or penalties based on new program quality standards. Payment adjustments for the Medicare quality payment program will begin in 2019. At this time, it is unclear how the introduction of the quality payment program will impact overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

The combination of healthcare cost containment measures, increased health insurance costs, reduction of the number of people with health insurance coverage, as well as future legislation and regulations focused on reducing healthcare costs by reducing the cost of or reimbursement and access to pharmaceutical products, may limit or delay our ability to generate revenue, attain profitability, or commercialise our products.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorising, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage.

Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and those acting on our behalf operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anticorruption laws, even if we do not explicitly authorise or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

Compliance with the Bribery Act, the FCPA and these other laws is expensive and difficult, particularly in countries in which corruption is a recognised problem. In addition, anti-corruption laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to enforcement actions.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and the United Kingdom, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United States, United Kingdom or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition. Further, the failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to the Commercialisation of Our Product Candidates

If we are unable to establish sales, marketing and distribution capabilities for our product candidates, or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercialising our product candidates, if and when they are approved.

We currently plan to work to build our global commercialisation capabilities internally over time such that we can commercialise any product candidate for which we may obtain regulatory approval. However, we currently have no sales, marketing or distribution capabilities and have no experience in marketing or distributing pharmaceutical products. To achieve commercial success for any product candidate for which we may obtain marketing approval, we will need to establish a sales and marketing organisation and establish logistics and distribution processes to commercialise and deliver our product candidates to patients and healthcare providers. The development of sales, marketing and distribution capabilities will require substantial resources, will be time-consuming and could delay any product launch.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we would have to pursue collaborative arrangements regarding the sales and marketing of our products. However, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favourable to us, or if we are able to do so, that they would be effective and successful in commercialising our products. Our product revenues and our profitability, if any, would likely to be lower than if we were to sell, market and distribute any product candidates that we develop ourselves. In addition, we would have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively.

If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercialising our product candidates in the United States or elsewhere.

We operate in a rapidly changing industry and face significant competition, which may result in others discovering, developing or commercialising products before or more successfully than we do.

The development and commercialisation of new biopharmaceutical products is highly competitive and subject to rapid and significant technological advancements. We face competition from major multi-national pharmaceutical companies, biotechnology companies and specialty pharmaceutical companies with respect to our current and future product candidates that we may develop and commercialise in the future. There are several large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Potential competitors also include academic institutions, government agencies and other public and private research organisations. Due to their promising clinical therapeutic effect in clinical exploratory trials, engineered T cell therapies, redirected T cell therapies in general and antibody-drug conjugates are being pursued by multiple biotechnology and pharmaceutical companies, including Novartis AG, or Novartis, Gilead Sciences, Inc., or Gilead, Celgene Corporation, or Celgene, Janssen Biotech Inc., bluebird bio, Inc., or bluebird bio, Roche Holding AG, Seattle Genetics, Amgen Inc. and Juno Therapeutics, Inc. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, more effectively marketed and sold or less costly than any product candidates that we may develop, which could render our product candidates non-competitive and obsolete.

We are developing AUTO2, our dual-targeting BCMA/TACI programmed T cell product candidate, for the treatment of relapsed or refractory multiple myeloma. bluebird bio, in collaboration with Celgene, is developing a BCMA CAR T cell therapy for the treatment of multiple myeloma. Nanjing Legend Biotech and Janssen Biotech, Inc., a subsidiary of Johnson & Johnson, are collaborating on the development of a similar therapy. In addition, some companies, such as Gilead, Celgene and Poseida Therapeutics Inc. are also developing BCMA CAR T cell therapies for the treatment of multiple myeloma. Some companies like Amgen, Celgene and Genentech, Inc., a member of the Roche Group, are developing BCMA-targeting T cell engagers for the treatment of multiple myeloma, which are expected to compete directly with CAR-T approaches. AUTO2 is expected to compete directly with these companies and therapies. We are developing AUTO3, our dual-targeting CD19/CD22 programmed T cell product candidate for the treatment of relapsed or refractory DLBCL and paediatric ALL, and AUTO1, our CD19-targeting programmed T cell product candidate for the treatment paediatric ALL and adult ALL. Novartis and Gilead have received marketing approval for their anti-CD19 CAR T cell therapy, and Juno is in the process of developing another anti-CD19 CAR T cell therapy. AUTO1 and AUTO3 are expected to compete directly with these companies and therapies. In addition, some companies, such as Cellectis, Inc., Les Laboratoires Servier SAS and Allogene Therapeutics Inc., are pursuing allogeneic T cell products that could compete with our programmed T cell product candidates.

Novartis and Gilead may be successful in establishing a strong market position for their CD19-targeted CAR T cell products, and we may not be able to compete effectively against these therapies once they have been established. In addition, our competitors with development-stage programs may obtain marketing approval from the FDA, the EMA or other comparable regulatory authorities for their product candidates more rapidly than we do, and they could establish a strong market position before we are able to enter the market.

Many of our competitors, either alone or with their strategic collaborators, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than we are in obtaining approval for treatments and achieving widespread market acceptance, which may render our treatments obsolete or non-competitive. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialise products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive or better reimbursed than any products that we may commercialise. Our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market.

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if we obtain approvals from the FDA, the EMA or other comparable regulatory agencies and are able to initiate commercialisation of our clinical-stage product candidates or any other product candidates we develop, the product candidate may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not be commercially successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the clinical indications for which our product candidates are approved;

•	physicians, hospitals, cancer treatment centres, and patients considering our product candidates as a safe and effective treatment;

•	hospitals and cancer treatment centres establishing the infrastructure required for the administration of redirected T cell therapies;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labelling or product insert requirements of the FDA, the EMA or other regulatory authorities;

•	limitations or warnings contained in the labelling approved by the FDA or the EMA;

•	the timing of market introduction of our product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the amount of upfront costs or training required for physicians to administer our product candidates;

•	the availability of coverage, adequate reimbursement, and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and adequate reimbursement by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts and distribution support.

Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of our products, if approved, may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates. Because we expect sales of our product candidates, if approved, to generate substantially all of our product revenue for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing.

In addition, although we are not utilising embryonic stem cells or replication competent vectors, adverse publicity due to the ethical and social controversies surrounding the therapeutic use of such technologies and reported side effects from any clinical trials using these technologies or the failure of such trials to demonstrate that these therapies are safe and effective, may limit market acceptance our product candidates. If our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centres or others in the medical community, we will not be able to generate significant revenue.

Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favourably received than our products, are more cost effective or render our products obsolete.

Coverage and adequate reimbursement may not be available for our current or any future product candidates, which could make it difficult for us to sell profitably, if approved.

Market acceptance and sales of any product candidates that we commercialise, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organisations and private health insurers. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may incur significant costs to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates, in addition to the costs required to obtain FDA approvals. Our product candidates may not be considered medically necessary or cost-effective.

Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its list of covered drugs, or formulary, it will be placed. The position on a payor’s formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, and providers are unlikely to prescribe our products, unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of our products and their administration. Therefore, coverage and adequate reimbursement is critical to new medical product acceptance.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any drug that we commercialise and, if reimbursement is available, what the level of reimbursement will be. Even if favourable coverage and reimbursement status is attained for one or more product candidates for which we receive regulatory approval, less favourable coverage policies and reimbursement rates may be implemented in the future. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialise our current and any future product candidates that we develop.

Additionally, we are developing a proprietary diagnostic test for use with certain of our product candidates. We will be required to obtain coverage and reimbursement for this test separate and apart from the coverage and reimbursement we seek for our product candidates, if approved. There is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for this proprietary diagnostic test for reasons similar to those applicable to our product candidates.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialisation of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	reduced resources of our management to pursue our business strategy;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	product recalls, withdrawals or labelling, marketing or promotional restrictions;

•	significant costs to defend the resulting litigation;

•	substantial monetary awards paid to clinical trial participants or patients;

•	loss of revenue; and

•	the inability to commercialise any products that we may develop.

We currently hold £1.0 million in product liability insurance coverage in the aggregate, with a per incident limit of £1.0 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialisation of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our T cell programming technologies and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialise technology and biologics similar or identical to ours, and our ability to successfully commercialise our technology and product candidates may be impaired.

Our success depends, in large part, on our ability to obtain and maintain patent protection in the United States, the European Union and other countries with respect to our product candidates. We seek to protect our proprietary position by filing patent applications related to our technology and product candidates in the major pharmaceutical markets, including the United States, major countries in Europe and Japan. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability.

To protect our proprietary positions, we file patent applications in the United States and other countries related to our novel technologies and product candidates that are important to our business. The patent application and prosecution process are expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may also fail to identify patentable aspects of our research and development before it is too late to obtain patent protection. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. If any current or future licensors or licensees are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Any of these outcomes could impair our ability to prevent competition from third parties.

Prosecution of our owned and in-licensed patent portfolio is at a very early stage. No patents have issued from our pending applications in the United States, and only two patents have issued from our pending applications in Europe. Much of our patent portfolio consists of pending priority applications that are not examined and pending applications under the Patent Cooperation Treaty, or PCT. Neither priority applications nor PCT applications can themselves give rise to issued patents. Rather, protection for the inventions disclosed in these applications must be further pursued by applicable deadlines via applications that are subject to examination. As applicable deadlines for the priority and PCT applications become due, we will need to decide whether and in which countries or jurisdictions to pursue patent protection for the various inventions claimed in these applications, and we will only have the opportunity to pursue and obtain patents in those jurisdictions where we pursue protection.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our current and future product candidates in the United States or in other foreign countries. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, a patent issues from such applications, and then only to the extent the issued claims cover the technology.

If the patent applications we hold or have in-licensed with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our current and future product candidates, it could threaten our ability to commercialise our product candidates. Any such outcome could have a negative effect on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the protections offered by laws of different countries vary. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to pharmaceutical compounds and technologies commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights, whether owned or in-licensed, are highly uncertain. Furthermore, recent changes in patent laws in the United States, may affect the scope, strength and enforceability of our patent rights or the nature of proceedings that may be brought by or against us related to our patent rights. Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty regarding our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain patents or to enforce any patents that we might obtain in the future.

We may not be aware of all third-party intellectual property rights potentially relating to our current and future our product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. Similarly, should we own or in-license any patents or patent applications in the future, we may not be certain that we or the applicable licensor were the first to file for patent protection for the inventions claimed in such patents or patent applications. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty. Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, re-examination, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialise our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialise products without infringing third-party patent rights, which could significantly harm our business and results of operations.

Our pending and future patent applications, whether owned or in-licensed, may not result in patents being issued that protect our technology or product candidates, in whole or in part, or which effectively prevent others from commercialising competitive technologies and products. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection against competing products or processes sufficient to achieve our business objectives, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents, should they issue, by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid and/or unenforceable.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercialising similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialised.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could significantly harm our business.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates and use our proprietary and modular T cell programming technology without infringing the intellectual property and other proprietary rights of third parties. Numerous third-party U.S. and non-U.S. issued patents exist in the area of biotechnology, including in the area of programmed T cell therapies and including patents held by our competitors. If any third-party patents cover our product candidates or technologies, we may not be free to manufacture or commercialise our product candidates as planned.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our technology or product candidates, including interference proceedings before the USPTO. Intellectual property disputes arise in a number of areas including with respect to patents, use of other proprietary rights and the contractual terms of license arrangements. Third parties may assert claims against us based on existing or future intellectual property rights and claims may also come from competitors against whom our own patent portfolio may have no deterrent effect. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Other parties may allege that our product candidates or the use of our technologies infringes patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorisation. As we continue to develop and, if approved, commercialise our current and future product candidates, competitors may claim that our technology infringes their intellectual property rights as part of business strategies designed to impede our successful commercialisation. There are and may in the future be additional third-party patents or patent applications with claims to, for example, materials, compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of any one or more of our product candidates. For example, we are aware of third-party U.S. patents that claim technology related to AUTO1. These U.S. patents will expire in 2023 and late 2024, and there are no counterpart patents in Europe or the rest of the world that extend beyond the earliest expected regulatory approval date of AUTO1. If regulatory approval is received for AUTO1, unless we are able to obtain a license or licenses to the third-party U.S. patent or patents on commercially reasonable terms or any applicable patent or patents are invalidated, held to be unenforceable, or deemed uninfringed by our activities, we currently intend to launch AUTO1 outside the United States first, and delay the commercial launch of AUTO1 in the United States until the expiration of any applicable third-party patent or patents covering AUTO1. As a result, the future commercial opportunity of AUTO1 in the United States could be adversely impacted. Moreover, we may fail to identify relevant third-party patents or patent applications, or we may incorrectly conclude that the claims of an issued patent are invalid or are not infringed by our activities. Because patent applications can take many years to issue, third parties may have currently pending patent applications which may later result in issued patents that any of our product candidates may infringe, or which such third parties claim are infringed by our technologies.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercialising the infringing product candidate or product. Alternatively, we may be required or may choose to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have wilfully infringed a patent. A finding of infringement could prevent us from commercialising our product candidates or force us to cease some of our business operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative effect on our business. Even if successful, the defence of any claim of infringement or misappropriation is time-consuming, expensive and diverts the attention of our management from our ongoing business operations.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property rights, including patent rights, that are important or necessary to the development or manufacture of our product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialise our product candidates, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms, or at all, and we could be forced to accept unfavourable contractual terms. If we are unable to obtain such licenses on commercially reasonable terms, our business could be harmed.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents, if issued, trademarks, copyrights or other intellectual property. To counter infringement or unauthorised use, we may be required to file infringement claims, which can be expensive and time-consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, trademarks, copyrights or other intellectual property. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a negative impact on our ability to compete in the marketplace.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, and our founder and Chief Scientific Officer, Dr. Martin Pulé, is currently employed both by us and UCL. Although we try to ensure that our employees do not use the proprietary information or know-how of third parties in their work for us, we may be subject to claims that these employees or we have inadvertently or otherwise used intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We may also in the future be subject to claims that we have caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these potential claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, such employees and contractors may breach the agreement and claim the developed intellectual property as their own.

Our business was founded as a spin-out from UCL. As of September 30, 2018, our patent portfolio is comprised of 67 patent families, of which 25 patent families are in-licensed from UCLB, the technology-transfer company of UCL, and 42 patent families we own and have originated from our own research. Because we license certain of our patents from UCLB, we must rely on their prior practices with regard to the assignment of such intellectual property. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A court could prohibit us from using technologies or features that are essential to our products if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and could be a distraction to management. In addition, any litigation or threat thereof may adversely affect our ability to hire employees or contract with independent service providers. Moreover, a loss of key personnel or their work product could hamper or prevent our ability to commercialise our products.

We may be subject to claims challenging the inventorship or ownership of our owned or in-licensed patent rights and other intellectual property.

We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. However, these agreements may not be honoured and may not effectively assign intellectual property rights to us. For example, disputes may arise from conflicting obligations of consultants or others who are involved in developing our technology and product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. The owners of intellectual property in-licensed to us could also face such claims. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we or our licensors are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for our product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks.

In addition, any proprietary name we propose to use with our clinical-stage product candidates or any other product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent and trademark protection for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets. Monitoring unauthorised uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our trade secrets. Competitors could purchase our products and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In some cases, we may not be able to obtain patent protection for certain technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and preclinical programs and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favour the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and patent agencies outside the United States in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalise and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products or product candidates, our competitors might be able to enter the market, which would harm our business. In addition, to the extent that we have responsibility for taking any action related to the prosecution or maintenance of patents or patent application in-licensed from a third party, any failure on our part to maintain the in-licensed rights could jeopardise our rights under the relevant license and may expose us to liability.

Risks Related to Ownership of Our Securities and Our Status as a Public Company

An active trading market for our ADSs may not continue to develop or be sustained.

Prior to our IPO in June 2018, there was no public market for our ordinary shares or our ADSs. Although our ADSs are listed on The Nasdaq Global Select Market, we cannot assure you that an active trading market for our ADSs will continue to develop or be sustained. If an active market for our ADSs does not continue to develop or is not sustained, it may be difficult for investors to sell ADSs without depressing the market price for the ADSs or to sell the ADSs at all.

The trading price of our ADSs may be highly volatile and may fluctuate due to factors beyond our control.

We completed our initial public offering in June 2018, and there has been a public market for the ADSs for only a short period of time. From June 22, 2018 to November 16, 2018, the closing sale price of our ADSs ranged from a high of £36.78 to a low of £15.98 per ADS. The trading price of our ADSs is likely to continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

•	the commencement, enrolment or results of our planned and future clinical trials;

•	positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;

•	the loss of any of our key scientific or management personnel;

•	regulatory or legal developments in the United States, United Kingdom and other countries;

•	the success of competitive products or technologies;

•	adverse actions taken by regulatory agencies with respect to our clinical trials or manufacturers;

•	changes or developments in laws or regulations applicable to our product candidates and preclinical program;

•	changes to our relationships with collaborators, manufacturers or suppliers;

•	concerns regarding the safety of our product candidates or programmed T cells in general;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	potential acquisitions, financing, collaborations or other corporate transactions;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates;

•	the trading volume of our ADSs on The Nasdaq Global Select Market;

•	sales of our ADSs or ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

•	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or the United Kingdom;

•	price and volume fluctuations of the listed securities comparable companies and, in particular, those that operate in the biopharmaceutical industry;

•	investors’ general perception of us and our business; and

•	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavourable judgment. We also may decide to settle lawsuits on unfavourable terms.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming and could divert our management’s attention and our resources. Furthermore, during litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs.

Future sales of our ADSs in the public market could cause our share price to decline

As of September 30, 2018, 40.1 million of our ordinary shares (including ordinary shares in the form of ADSs) were issued and outstanding. Sales of a substantial number of shares of our ADSs in the public market, or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. The majority of these shares were acquired prior to our IPO and were subject to lock-up agreements prohibiting holders of these shares from selling any of their shares for a period of 180 days following our IPO. These lock-up agreements expired on December 18, 2018, and, as a result, a substantial number of our shares have become generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ADSs could decline significantly.

We previously filed a registration statement on Form S-8 under the Securities Act to register ordinary shares subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. In addition, in the future, we may issue ordinary shares or other securities if we need to raise additional capital. The number of new ordinary shares, or securities convertible into our ordinary shares, issued in connection with raising additional capital could represent a material portion of our then-outstanding ordinary shares.

Additionally, the holders of an aggregate of approximately 26.7 million of our ordinary shares, or their transferees, have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders following the expiration of the IPO lock-up period. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

Our independent registered public accounting firm previously identified a material weakness in our internal control over financial reporting. We or they may identify further material weaknesses in our internal control over financial reporting. If we do not remediate material weaknesses or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, which may adversely affect our business, investor confidence and the market value for our ADSs, for future fiscal periods.

Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes- Oxley Act, in the course of auditing our financial statements as of and for the years ended September 30, 2017 and 2016 in preparation for our IPO, our independent registered public accounting firm identified a material weakness related to our financial statement closing process. This material weakness primarily related to our lack of controls over the review of new complex accounting issues involving significant judgment or estimates in the financial statement closing process, and insufficient management review controls over identifying the accounting impact of changes to contractual arrangements in the financial statement closing process, including the impact on our financial statements and disclosures.

Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. This finding related to our lack of sufficient accounting and finance personnel and our lack of appropriate procedures and controls over the preparation of our financial statements, including sufficient financial statement close process controls as well as overall review procedures of the financial statements and disclosures.

In response to the material weakness, we hired a full-time Chief Financial Officer in June 2018. In addition, we have hired and intend to continue to hire additional finance and accounting personnel with appropriate expertise to perform specific functions, and design and implement improved processes and internal controls, build our financial management and reporting infrastructure and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight. We believe the finance and accounting personnel we hired have the required skills and capabilities; however, because they joined us near the end of our fiscal year ended September 30, 2018, their ability in the short term to gain direct knowledge of our business, transactions and contracts was limited.

Although we have made significant progress to enhance our in-house accounting and finance function, in connection with the audit of our financial statements as of and for the year ended September 30, 2018, our independent registered public accounting firm concluded that the material weakness had not yet been fully remediated as of September 30, 2018. We expect to incur additional costs in the coming year in order to fully remediate this weakness, primarily personnel costs and external consulting fees. We cannot assure you that such measures will be sufficient to fully remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or to avoid potential future material weaknesses.

If we are unable to successfully remediate our existing or any future material weakness in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. If we are unable to maintain effective internal controls, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results in future periods, or report them within the timeframes required by the requirements of the SEC, Nasdaq or the Sarbanes-Oxley Act. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in identification of additional material weaknesses or significant deficiencies, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that, beginning with our second annual report following our IPO, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending September 30, 2019. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently, will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company.

The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our operating results or result in our auditors issuing a qualified audit report. In order to establish, maintain and improve effective disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

Raising additional capital may cause dilution to our holders restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialisation efforts, expanded research and development activities and costs associated with operating a public company. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through any or a combination of securities offerings, debt financings, license and collaboration agreements and research grants. If we raise capital through securities offerings, such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to the holders of our ADSs or ordinary shares.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favourable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. If we raise funds through research grants, we may be subject to certain requirements, which may limit our ability to use the funds or require us to share information from our research and development. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialisation efforts or grant rights to a third party to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our shareholders, and may cause the market price of our ADSs to decline.

Concentration of ownership of our ordinary shares among our existing senior management, directors and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.

As of September 30, 2018, members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates beneficially owned, in the aggregate, approximately 70% of our outstanding ordinary shares (including ordinary shares in the form of ADSs). This concentration of ownership may harm the market price of our ADSs by:

•	delaying, deferring, or preventing a change in control;

•	entrenching our management and/or the board of directors;

•	impeding a merger, consolidation, takeover, or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their shares at prices substantially lower than our current trading price and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See the section titled “Description of Share Capital and Articles of Association Differences in Corporate Law” set forth in the final prospectus related to our IPO dated June 21, 2018, which was filed with the SEC on June 22, 2018, for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Holders of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of the ADSs do not have the same rights as our shareholders and in accordance with the provisions of the deposit agreement, will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. The depositary or its nominee will act as the representative for the holders of the ADSs and will exercise the voting rights attached to the ordinary shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise voting rights and may lack recourse if their ADSs are not voted as requested. In addition, holders of our ADSs will not be able to call a shareholders’ meeting.

Holders of our ADSs may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Although we do not have any present plans to declare or pay any dividends, in the event we declare and pay any dividend, the depositary for the ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of the ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of the ADSs.

Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be our ADS holders’ and shareholders’ sole source of gains and they may never receive a return on their investment.

Under current English law, a company’s accumulated realised profits must exceed its accumulated realised losses (on a non-consolidated basis) before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have never declared or paid a dividend on our ordinary shares in the past, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, on our ADSs will be our ADS holders’ sole source of gains for the foreseeable future, and they will suffer a loss on their investment if they are unable to sell their ADSs at or above the price at which they purchased the ADSs.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. Holders.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Taxation - Material U.S. Federal Income Tax Considerations for U.S. Holders” of the Annual Report on Form 20-F filed with the SEC on November 23, 2018) holds our ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

We do not believe we were a PFIC for our taxable year ended September 30, 2018. Based on our current estimates of expected gross assets and income, we do not believe we will be a PFIC for our taxable year ending September 30, 2019. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterisation of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended September 30, 2018, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

If we are a PFIC, U.S. Holders (as defined in Item 10.E. “Taxation - Material U.S. Federal Income Tax Considerations for U.S. Holders” of the Annual Report on Form 20-F filed with the SEC on November 23, 2018) of our ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see Item 10.E. “Taxation - Material U.S. Federal Income Tax Considerations for U.S. Holders” in the Annual Report on Form 20-F filed with the SEC on November 23, 2018.

If a United States person is treated as owning at least 10% of our ordinary shares, including ordinary shares represented by ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, including ordinary shares represented by ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (Autolus Inc.), certain of our non-U.S. subsidiaries may be treated as controlled foreign corporations (regardless of whether Autolus Therapeutics plc is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries, if any, are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ADSs.

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

The tax treatment of the Company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives.

Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

In addition, on December 22, 2017, President Trump signed into law new legislation that significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted U.S. federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carry backs, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of this tax reform on holders of our ADSs is also uncertain and could be adverse. We urge you to consult with your legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our ADSs.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realisation of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

We may be unable to use U.K. carry forward tax losses to reduce future tax payments or benefits from favourable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of September 30, 2018, we had cumulative carry forward tax losses of £22.2 million. Subject to any relevant restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the Company and a major change in the nature, conduct or scale of the trade), we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small and medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME scheme, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The net tax benefit of the RDEC is expected to be 9.7% (increasing to 9.13% in financial year 2020). Qualifying expenditures largely are comprised of employment costs for research staff, consumables, outsourced CRO costs and utilities costs incurred as part of research projects. Specified subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of one patent and several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower effective rate of corporation tax to apply to us. A policy paper was published on October 29, 2018 setting out HMRC’s intention from April 2020 to cap the amount of cash rebate that a qualifying loss-making business can receive in any one year under the research and development tax credit regime for SMEs at three times the Company’s total liability for National Insurance contributions and income tax under the Pay As You Earn system. In addition, if there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carry forwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected.

We will incur significantly increased costs and demands upon management as a result of being a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a newly public company listed in the United States, we have begun to incur and will continue to incur significant legal, accounting and other expenses that we did not incur previously. These expenses will likely be even more significant after we no longer qualify as an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies in the United States, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to maintain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our ADSs may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are able to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates exceeds £536.3 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following September 30th (the last day of our fiscal year). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

As a foreign private issuer, we are permitted to and follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to and follow certain home country corporate governance practices as opposed to those requirements that would otherwise be required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices allows us to follow English corporate law and the Companies Act with regard to certain corporate governance matters as opposed to the requirements that would otherwise apply to U.S. companies listed on Nasdaq may provide less protection to our shareholders than what is accorded to investors under the Nasdaq rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Our officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. We also intend to continue to follow English corporate governance practices in lieu of the following corporate governance requirements of Nasdaq: (i) disclosure requirement within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers and (ii) requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of option plans. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2019. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status.

If we lose our foreign private issuer status on this determination date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2020, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not currently incur as a foreign private issuer, as well as increased accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will apply if our place of management and control remains in the United Kingdom.

We believe that, as of the date of this Annual Report, our place of central management and control is in the United Kingdom for the purposes of the jurisdictional criteria of the Takeover Code. Accordingly, we believe that we are currently subject to the Takeover Code and, as a result, our shareholders are currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids.

The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. The Takeover Panel may, at any relevant time, review our place of central management and control based on the jurisdictional criteria of the Takeover Code, and their assessment as to jurisdiction may or may not change. Absent a relevant event occurring under the Takeover Code, it is unlikely that the Takeover Panel would reassess jurisdiction in the interim. It is feasible that, in the future, due to the board’s composition, location of board meetings, changes in the Takeover Panel’s interpretation of the Takeover Code or other events, the Takeover Panel’s assessment of its jurisdiction regarding and applicability of the Takeover Code to the Company may change.

The following is a brief summary of some of the most important rules of the Takeover Code:

•

When either (i) a person, together with persons acting in concert with him, acquires, whether by a series of transactions over a period of time or not, an interest in shares which (when taken together with shares in which persons acting in concert with him are interested) carry 30% or more of the voting rights of a company (which percentage is treated by the Takeover Code as the level at which effective control is obtained); or (ii) any person who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested, such person must make a cash offer to all other shareholders at not less than the highest price paid by the person required to make an offer or any person acting in concert with him during the 12 months before the offer was announced.

•

If an offer has been made for a company and interests in shares carrying 10% or more of the voting rights of a class have been acquired by the offeror (i.e., a bidder) in the offer period and the previous 12 months, the offer must include a cash alternative for all shareholders of that class at the highest price paid by the offeror in that period. Further, if an offeror acquires for cash any interest in shares during the offer period, a cash alternative must be made available at a price at least equal to the price paid for such shares.

•

If, after making an offer for a company, the offeror acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased accordingly.

•

An offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

•

Favourable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.

•	Those issuing takeover circulars must include statements taking responsibility for the contents thereof.

•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

•	Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans.

•

Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealing in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

•

Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under the laws of England and Wales, conduct most of our operations outside the United States and most of our directors and senior management reside outside the United States.

We are incorporated and have our registered office in, and are currently existing under the laws of, England and Wales. In addition, most of our tangible assets are located, and most of our senior management and directors reside, outside of the United States. As a result, it may not be possible to serve process within the United States on certain directors or us or to enforce judgments obtained in U.S. courts against such directors or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognised or enforceable in the United Kingdom. In addition, uncertainty exists as to whether English courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by English courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is subject to determination by the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or certain of our directors any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

On June 18, 2018, we altered the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Autolus Therapeutics Limited to Autolus Therapeutics plc. English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorisation of shareholders, such authorisation stating the aggregate nominal amount of shares that it covers and valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period of five years from June 2018 (being the date on which we adopted our articles of association containing the relevant authorisation), which authorisation will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with pre-emptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply pre-emptive rights. Such a disapplication of pre-emptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply pre-emptive rights for a period of five years from June 2018, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years.

Our articles of association designate that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Our articles of association provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favourable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

If equity research analysts do not publish research or reports, or publish unfavourable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.

The trading market for our ADSs is influenced by the research and reports that equity research analysts publish about us and our business. As a newly public company, we have only limited research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. Even if we have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavourable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

Approved by the Board and signed on its behalf by:

Christian Itin – Director

Date: 5th March 2019

Registered Office Forest House, 58 Wood Lane, London W12 7RZ

Directors’ Report

The Directors present their report for the year ended 30 September 2018.

Introduction

On June 18, 2018, the Company completed the first step of a corporate reorganisation, pursuant to which the shareholders of Autolus Limited exchanged their A, B, and C shares for the same number and class of newly issued shares of Autolus Therapeutics Limited. Following the share exchange, holders of options over shares in Autolus Limited agreed to exchange their existing options for new options granted by Autolus Therapeutics Limited over shares in Autolus Therapeutics Limited (now called Autolus Therapeutics plc).

Autolus Therapeutics Ltd reduced its capital pursuant to part 17 of The Companies Act by reducing the nominal value of its A Preference and B Ordinary shares from £2.50 per share to £0.001 per share. The resulting reduction of £222,144,976 in share capital corresponded to an increase in realised retained earnings of £222,144,976.

Subsequently, A Preference share and B Ordinary shares, each of nominal value of £0.001, were then split into one Ordinary share of nominal value £0.00001 and one B deferred share of nominal value £00099. Each C Ordinary share of nominal value £0.00001 was converted into an Ordinary share of nominal value £0.00001. All Ordinary shares of £0.00001 were further split into 200 Ordinary shares of nominal value £0.00000005 and then 637 of such shares consolidated to create single Ordinary shares of £0.00003185 nominal value. These shares were then redenominated as Ordinary shares of $0.000042 nominal value.

The Company completed its initial public offering (“IPO”) of ADSs. In the IPO, the Company sold an aggregate of 10,147,059 ADSs representing the same number of ordinary shares, including 1,323,529 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were approximately £117.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.

Directors

The directors who served from incorporation except as noted, were as follows;

Christian Itin	Appointed 15th June 2018
Joseph Anderson	Appointed 15th June 2018
Linda Catharina Bain	Appointed 15th June 2018
John Berriman	Appointed 15th June 2018
Cynthia Marie Butitta	Appointed 15th June 2018
Kapil Dhingra	Appointed 15th June 2018
Martin Patrick Murphy	Appointed 14th June 2018
Matthias Alder	Appointed 2nd February 2018, Resigned 15th June 2018

Financial risk management and policies

Credit risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Liquidity risk

Since our inception, we have not generated any product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialisation of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research activities. As a result, we will need additional capital to fund our operations until we can generate significant revenue from product sales. We do not currently have any approved products and have never generated any revenue from product sales or otherwise. We have funded our operations to date primarily with proceeds from government grants and sales of our preferred and ordinary shares. We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments.

Foreign currency risk

Our functional currency and that of our subsidiaries is the pound sterling and our reporting currency is the U.S. dollar. Given that our functional currency and that of our subsidiaries is the pound sterling, but our reporting currency is the U.S. dollar, fluctuations in currency exchange rates between the U.S. dollar and the pound sterling could materially and adversely affect our business. There may be instances in which costs and revenue will not be matched with respect to currency denomination. Currently, we do not have any exchange rate hedging arrangements in place.

Additionally, although we are based in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and other countries. Further, potential future revenue may be derived from the United States, countries within the euro zone, and various other countries around the world. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro and other currencies, which may have a significant impact on our results of operations and cash flows from period to period. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenue, cost of revenue, assets and liabilities will be subject to fluctuations in currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely because of currency exchange rate fluctuation.

Entity locations

Company	Location
Autolus Therapeutics plc	UK
Autolus Holdings (UK) Limited	UK
Autolus Limited	UK
Autolus Inc.	US

Future developments and events after the balance sheet date

There are no material future developments and events that have occurred after the balance sheet date.

Going Concern

At the year end the Company has cash reserves of £189.3m (2017: £102.3m). The directors have prepared budgets and forecasts assessing the required resources to continue in operational existence for the foreseeable future. Based on the progress to date of research undertaken, the funds in hand and the level of committed expenditure, the Directors continue to prepare financial statement on the going concern basis.

Carbon Emissions

Following listing in June 2018, Autolus Therapeutics plc is required to measure and report its greenhouse gas emissions in accordance with the provisions of the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013. The greenhouse gas emissions report period will be aligned to the financial reporting year and as such the first year will be reported as the baseline year against which future performance will be measured. Therefore, no report is included in these financial statements for the short period between June 2018 and September 2018.

Directors’ Indemnities

The Company has made qualifying third-party indemnity provisions for the benefit of its directors which were made during the year through the Director and Officers Insurance and remain in force at the date of this report.

Political contributions

No political contributions were made by Autolus Therapeutics plc in the financial year. (2017: £nil)

Annual General Meeting

The AGM will be held in London on March 28, 2019. Further details will be provided to shareholders in due course.

Disclosure of information to auditors

Each of the persons who is a director at the date of approval of this report confirms that, so far as the director is aware, there is no relevant audit information of which the Company’s auditor is unaware; and the directors have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of s418 of the Companies Act 2006.

Auditors

Ernst & Young LLP have been reappointed as auditors for the current year.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Strategic Report and Director’s Report and the Group and Parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial period. Under that law, the Directors have prepared the Group financial statements in accordance with IFRSs as adopted by the European Union and elected to prepare the Parent company financial statements in accordance with the United Kingdom Generally Accepted Accounting Practise, including FRS 102 ‘The Financial Reporting Standard applicable in the UK and Republic of Ireland’ (UK Accounting Standards and applicable law). Under Company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	state whether applicable IFRS standards have been followed, subject to any material departures disclosed and explained in the financial statements;

•

for the Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Company financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. The Directors are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity company’s website. Legislation in the United Kingdom governing may differ from legislation in other jurisdictions.

Approved by the Board and signed on its behalf by:

Christian Itin – Director

Date: 5th March 2019

Registered Office Forest House, 58 Wood Lane, London W12 7RZ

Directors’ Remuneration Report

Annual Statement from the Chair of the Compensation Committee

Dear Shareholder,

As the Chair of the Compensation Committee (the “Committee”), I am pleased to present, on behalf of the board of directors (the “Board”) of Autolus Therapeutics plc (the “Company” or “Autolus”), the Directors’ Remuneration Report for the year ended 30 September 2018 (the “Remuneration Report”), which is the Company’s first such report following its initial public offering (“IPO”) on 22 June 2018.

For completeness, the Remuneration Report also provides information on the remuneration arrangements for Matthias Alder, the sole director of Autolus Therapeutics Limited (which was re-registered as a public limited company for the purposes of the IPO) from the time of its incorporation on 2 February 2018 to 15 June 2018.

The Company’s Annual Report and Accounts, along with the Remuneration Report, will be subject to an advisory vote, and the Directors’ Remuneration Policy (the “Remuneration Policy”) will be subject to a binding vote, at the forthcoming Annual General Meeting on 28 March 2019 (the “AGM”).

Introduction

2018 was a very successful year for Autolus, having undertaken an IPO on NASDAQ and fully transitioned into being a public company. During 2018 we established a broad range of remuneration programs and policies and the Compensation Committee took actions aligned strategically with the Company’s Shareholders and designed to appropriately position the Company as a global biopharmaceutical company.

As we move into 2019 and beyond, the Compensation Committee’s role will be to ensure that directors and senior executives at Autolus are appropriately compensated and incentivised to deliver growth in a long-term and sustainable manner to Shareholders. The Compensation Committee will seek to accomplish this by establishing remuneration programs that are grounded in market practice, effective at driving proper executive behaviours, clearly links pay and performance and is cost efficient overall to Shareholders. Key considerations guiding our Remuneration Policy are discussed further on page 66.

Corporate Governance Standards

As a public company whose shares are listed solely on NASDAQ, we are subject to corporate governance standards and regulations applicable in the United States and the United Kingdom. For example, in order to conform to director independence standards applicable in the United States, our Chairman and Chief Executive Officer (“CEO”) is the only executive director of the Company, and we currently intend to add only non-executive directors to our Board. As such, the Remuneration Report and the Remuneration Policy as they relate to executive directors are currently only addressing the compensation of our Chairman and CEO.

The Global Marketplace for Talent

Autolus is a global biopharmaceutical company with major operations in both Europe and the United States. The Company intends for both regions to be areas of high growth and great importance both now and in the future in both locations. Given that the market for experienced directors and biopharmaceutical CEO talent particularly in the United States is very competitive, the Committee references the US market as the leading indicator for remuneration levels and practices. This will help attract and retain directors and motivate the superior CEO talent needed to successfully manage the Company’s complex global operations. Being consistent in this market view of the United States as the primary benchmark for remuneration practices for directors and the CEO (as our sole executive director) is key for the Company as it builds its global operations in a manner designed to deliver sustainable long-term growth and shareholder value.

While the Committee references US market practice as the primary benchmark for director and executive director compensation, it also takes account of UK market practice and any additional relevant local market practice. To this end, the Committee maintains two peer groups for executive benchmarking of overall remuneration levels and structure. One peer group consists of comparable companies to Autolus in the US and the other of comparable companies in Europe. We believe that by referring to both comparator groups’ remuneration levels and structure, it allows the Committee to make decisions in the necessary global context and always act in the best interests of the Company and its shareholders.

It can be difficult for Autolus, as a global company with operations in multiple major global regions to have remuneration arrangements that satisfy all local jurisdiction requirements and market demands. In taking any actions, the Committee is mindful of general UK compensation framework, including investor bodies’ guidance, and the UK Corporate Governance Code, and has incorporated these into its remuneration programs and policies where it believes they best serve the long-term interests of shareholders.

Remuneration Program Highlights

While I recommend that you carefully read the disclosure on our programs and policies that follows this letter to help with the understanding of our approach to director compensation, I want to highlight the following aspects of our program below:

•

Pay for Performance – We believe that a significant portion of remuneration of our directors and our CEO (as our sole executive director) should be based on achieving objectives designed to create inherent value in the Company, and ultimately on achieving value creation for our shareholders. In line with this belief, the compensation of our CEO includes a significant performance-based cash bonus opportunity and a large equity incentive component. Similarly, our directors receive equity incentives designed to reward long-term value creation for our shareholders.

•

Shareholding requirements for Executive Directors – We believe having these requirements encourages executive directors to build meaningful shareholding positions and furthers alignment of their interests with those of shareholders. Executive directors are required to build and retain a shareholding equivalent to at least 200% of their salary within a period of five years following appointment.

•

Recovery Policy – To further embed the linkage between pay and performance, any annual bonus and Equity Incentive Plan awards for the CEO as our sole executive director are subject to recovery and withholding provisions which permit the Board, in its discretion, to reduce the size of any awards in the event of a material misstatement of financial results, a miscalculation or error in assessing the performance condition applying to the award, or in the event of serious misconduct committed by the employee.

2018 Remuneration Outcome

As outlined above, a core principle in Autolus’ remuneration program is the linkage between pay and performance. In fiscal year 2018, the annual bonus of Christian Itin, our CEO and sole executive director, was based entirely on corporate, strategic objectives. Based on the achievement of those objectives as determined by the Board, he received a bonus of 80% of the target bonus, which resulted in a total bonus pay out of 40% of base salary for financial year 2018. This bonus was paid in January 2019. This outcome was based on achievements versus goals in the following key areas: Corporate/Financial, Clinical Development, Treatment Delivery, Pipeline and Investor/Public Awareness. While achievement of some goals was above target, not all goals were achieved in full, resulting in the overall below target outcome. Please see page 80 for additional details on this bonus outcome and the pay for performance linkage.

Conclusion

The Committee believes the proposals put forth in this report will properly motivate our directors and our CEO to deliver sustainable growth and shareholder value over the long term and do so in a responsible and cost-efficient manner.

I hope that you find the information in this report helpful, and look forward to the AGM, where we hope to have your support.

Yours sincerely

John Berriman

Chair of the Compensation Committee

5th March 2019

Remuneration Policy

This part of the Directors’ Remuneration Report sets out the Remuneration Policy for the Company’s directors and executive directors and has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.

The following Remuneration Policy will be put forward for approval by shareholders in a binding vote at the forthcoming AGM on 28 March 2019. If approved, it is intended that the Remuneration Policy will take effect from the date of approval and apply for a period of three years.

Key considerations when determining the Remuneration Policy

The Compensation Committee designed the Remuneration Policy with a number of specific objectives in mind. The Remuneration Policy should:

•

enable Autolus Therapeutics to attract, retain and motivate high calibre directors and the CEO who is currently the sole executive director, and focus them on the delivery of the Company’s strategic and business objectives;

•	encourage a corporate culture that promotes the highest level of integrity, teamwork and ethical standards;

•

be competitive against appropriate market benchmarks (being predominantly the US biotech sector) and have a strong link to performance, providing the ability to earn above-market rewards for strong performance;

•	encourage equity ownership by directors and the CEO to motivate and align them with the overall interests of shareholders and the Company;

•	be simple and understandable, both internally and externally; and

•	take due account of good governance and promote the long-term success of the Company.

In seeking to achieve the above objectives, the Committee is mindful of the views of a broad range of stakeholders in the business and accordingly takes account of a number of factors when setting remuneration including: market conditions; pay and benefits in relevant comparator organisations; terms and conditions of employment across the Company; the Company’s risk appetite; the expectations of institutional shareholders; and any specific feedback received from shareholders and other stakeholders.

The Remuneration Policy applicable to executive directors is designed to provide the Committee with the parameters within which to set the specific individual compensation during the upcoming 3-year period. In making its decisions, the Committee will seek to apply a compensation philosophy that provides competitive compensation and employment terms aligned with the 50th percentile of the Company’s peer group of similarly situated companies, which is selected by the Committee annually based on a proposal from its independent compensation consultant. The Committee may vary from this general philosophy where special circumstances apply or where recruitment or retention of a particular executive director is required.

Executive Director Remuneration Policy Table

The table below sets out, for each element of pay, a summary of how remuneration of executive directors is structured and how it supports the Company’s strategy.

Executive Directors
Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Base salary
To recruit and retain executive directors of the highest calibre who are capable of delivering on	Salaries are normally reviewed annually and changes are generally effective from the start of	Whilst there is no prescribed formulaic maximum, any increases to base salary will take	Executive Directors’ performance is a factor considered when

Executive Directors
Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics

the Company’s strategic objectives, reflecting the individual’s experience and role within the Company.

Base salary is designed to provide an appropriate level of fixed income to avoid any over-reliance on variable pay elements that could encourage excessive risk taking.

the Company’s financial year.

The annual salary review for executive directors takes a number of factors into consideration, including:

business performance;

salary increases awarded to the overall employee population;

skills and experience of the individual over time;

scope of the individual’s responsibilities;

changes in the size and complexity of the Company;

market competitiveness assessed by periodic benchmarking; and

the underlying rate of inflation.

into account prevailing market and economic conditions and the approach to employee pay throughout the organisation.

Base salary increases are awarded at the discretion of the Committee based on the factors outlined in this table (see column “Operation”).

determining any base salary increases.
Benefits
Reasonable benefits-in-kind are provided to support executive directors in carrying out their duties and assist with retention and recruitment.

The Company aims to offer benefits that are in line with market practice.

The benefits currently available to our executive director includes death in service insurance, permanent health insurance, an allowance for health insurance, a housing allowance and an allowance for tax advice.

The Committee retains discretion to offer the following additional benefits: life and disability insurance, private medical insurance, temporary living and transportation expenses, relocation assistance, and tax equalisation to allow flexibility in employing a foreign national, all with or without tax gross-up.

		The value of each benefit is not predetermined and is typically based upon the cost to the Company of providing such benefit.	Not performance related.

Executive Directors
Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics

Travel and any reasonable business-related expenses (including tax thereon) may be reimbursed on a gross-of-tax basis.

Executive Directors may become eligible for other benefits in the future where the Committee deems it appropriate. Where additional benefits are introduced for the wider workforce, executive directors may participate on broadly similar terms.

Pensions
The Company aims to provide a contribution towards life in retirement.	Executive Directors are eligible to receive employer contributions to fulfil statutory pension requirements or a salary supplement in lieu of pension benefits, or a mixture of both.	Up to 10% of base salary.	Not performance related.
Annual bonus
The annual bonus scheme rewards the achievement of objectives that support the Company’s corporate goals and delivery of the business strategy in the short term.	Bonuses are determined based on measures, targets and stretch targets that are agreed by the Committee at the start of each financial year.	The target bonus opportunity for executive directors ranging from 50% to 75% of salary, with a maximum bonus opportunity of up to 200% of the target bonus based on achievement pre-defined stretch targets.

Performance measures are determined by the Committee each year and may vary to ensure that they promote the Company’s business strategy and shareholder value.

The annual bonus will be based on corporate measures, including financial and/or strategic measures.

Bonus measures are reviewed annually and the Committee has the discretion to vary the mix of measures or to introduce new measures, based on the strategic focus of the Company at that time.

The Committee may alter the bonus outcome if it

Executive Directors
Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics

considers that the level of pay out is inconsistent with overall Company performance, taking account of any factors it considers relevant. This will help ensure that pay outs reflect overall Company performance during the period.

Bonus payments are subject to recovery and withholding provisions (see ‘Recovery and withholding’ in the ‘Notes to the policy table’ below for further detail).

Equity Incentive Plan (EIP)

The EIP is designed to incentivise the successful execution of business strategy over the longer term, to provide long-term retention, and to increase alignment of interests with shareholders.

The EIP facilitates share ownership to provide further alignment with shareholders.

Awards will typically be granted annually, in the form of options, share appreciation rights, restricted shares / units or performance shares / units that normally vest over a period of up to four years.

At the discretion of the Committee, participants may also be entitled to receive the value of dividends paid between grant and vesting on vested shares. The payment may be in cash or shares and may assume dividend reinvestment.

EIP awards are not subject to any holding period.

There is no maximum opportunity under the EIP. However, the Committee will generally work within the benchmarking guidelines provided by our compensation consultants. We seek to establish equity-based remuneration competitive to that offered by a set of comparable companies with whom we may compete for executive talent.

The Committee will select the most appropriate form of EIP award each year.

Awards are subject to recovery and withholding provisions (see ‘Recovery and withholding’ in the ‘Notes to the policy table’ below for further detail).

All-employee share schemes
Encourages employee share ownership and therefore increases alignment of interests with shareholders.	The Company may, from time to time, operate tax-approved share plans (such as HM Revenue & Customs (“HMRC”)-approved Save As You Earn Option Plan and Share Incentive Plan) for which executive directors would be eligible on the same basis as all other employees.	The schemes are subject to the limits set by HMRC.	Not performance related.

Executive Directors
Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Share ownership guidelines
Encourages executive directors to build a meaningful shareholding so as to further align their interests with those of shareholders.	Shares owned outright by the executive director or a connected person are included. Vested share awards and vested in-the-money share option awards are included on a net of tax basis.	Executive Directors are required to build and retain a shareholding equivalent to at least 200% of their salary within a period of five years following appointment.	Not performance related.

Notes to the Remuneration Policy Table

Legacy arrangements

For the duration of this Remuneration Policy, the Company will honour any commitments made in respect of current or former Directors before the date on which either: (i) the Remuneration Policy becomes effective; or (ii) an individual becomes a Director, even where not consistent with the Remuneration Policy set out in this report or prevailing at the time such commitment is fulfilled. For the avoidance of doubt, all outstanding historic awards that were granted in connection with, or prior to, listing remain eligible to vest based on their original or modified terms.

Recovery and withholding

Awards under the annual bonus and the EIP are subject to recovery and withholding provisions which permit the Committee, in its discretion, to reduce the size (including to zero) of any future bonus or share award granted to the executive director, to reduce the size (including to zero) of any granted but unvested share award, or to require the executive director to make a cash payment to the Company. The circumstances in which the Company may apply the recovery and withholding provisions are the discovery of a material misstatement of financial results, a miscalculation or error in assessing the performance condition applying to the award, or in the event of serious misconduct committed by the executive director.

In respect of cash bonus payments, the recovery and withholding provisions apply for one year from the date of payment of the bonus (or, if later, the date of publication of the Company’s financial results for the year following the relevant year over which the bonus was earned).

In respect of share awards under the annual bonus plan and the EIP, recovery and withholding provisions apply up until the first anniversary of the date on which the relevant award vests, although the Committee may extend this period for a further two years if there is an ongoing investigation into the circumstances of any event that, if determined to have occurred, would permit the Committee to operate the recovery and withholding provisions.

Performance conditions

The choice of annual bonus performance metrics reflects the Committee’s belief that any incentive-based remuneration should be appropriately challenging and tied to the delivery of key financial and strategic targets intended to ensure that executive directors are incentivised to deliver across a range of objectives for which they are accountable. The Committee has retained some flexibility on the specific measures which will be used to ensure that any measures are fully aligned with the strategic imperatives prevailing at the time they are set.

The targets for the bonus scheme for the forthcoming year will be set out in general terms, subject to limitations with regards to commercial sensitivity. Additional details of the targets will be disclosed when they are no longer considered to be commercially sensitive, usually following the end of the relevant financial year in the Directors’ Remuneration Report.

Where used, performance conditions applicable to EIP awards will be aligned with the Company’s objective of delivering meaningful increases in long-term value to shareholders. Prior to each award, the Committee has flexibility to select measures that are fully aligned with the strategy prevailing at the time awards are granted. Notwithstanding this, the Committee would, if appropriate, seek to consult with major shareholders in advance of any material change to the choice or weighting of performance measures.

The Committee will review the calibration of targets applicable to the annual bonus, and the EIP in years where performance measures apply, annually to ensure they remain appropriate and sufficiently challenging, taking into account the Company’s strategic objectives and the interests of shareholders.

Differences in remuneration policy between executive directors and other employees

The overall approach to reward for employees across the workforce is a key reference point when setting the remuneration of the executive directors. When reviewing the salaries of the executive directors, the Committee pays close attention to pay and employment conditions across the companies in our US and European peer groups.

The key difference between the remuneration of executive directors and that of our other employees is that, overall, at senior levels, remuneration is increasingly long-term, and ‘at risk’ with an emphasis on performance-related pay linked to business performance and share-based remuneration. This ensures that remuneration at senior levels will increase or decrease in line with business performance and provides alignment between the interests of executive directors, the Company and shareholders.

Committee discretion in operation of variable pay schemes

The Committee operates under the powers it has been delegated by the Board. In addition, it complies with rules that are either subject to shareholder approval or by approval from the Board. These rules provide the Committee with certain discretions which serve to ensure that the implementation of the Remuneration Policy is fair, both to the individual director and to the shareholders. The Committee also has discretions to set components of remuneration within a range, from time to time. The extent of such discretions is set out in the relevant rules, the maximum opportunity or the performance metrics section of the policy table above. To ensure the efficient administration of the variable incentive plans outlined above, the Committee will apply certain operational discretions.

These include the following:

•	selecting the participants in the plans;

•	determining the timing of grants of awards and/or payments;

•	determining the quantum of awards and/or payments (within the limits set out in the policy table above);

•	determining the choice (and adjustment) of performance measures and targets for each incentive plan in accordance with the policy set out above and the rules of each plan;

•	determining the extent of vesting based on the assessment of performance and discretion relating to measurement of performance in certain events such as a change of control or reconstruction;

•	determining whether awards would be granted over and/or satisfied with ordinary shares and/or American Depository Shares and/or cash;

•	whether the “malus and clawback principles” shall be applied to any award in the relevant circumstances and, if so, the extent to which it shall be applied;

•	making the appropriate adjustments required in certain circumstances, for instance for changes in capital structure;

•	determining “good Ieaver” status for incentive plan purposes and applying the appropriate treatment; and

•	undertaking the annual review of weighting of performance measures and setting targets for the annual bonus plan and other incentive schemes, where applicable, from year to year.

If an event occurs which results in the annual bonus plan or EIP performance conditions and/or targets being deemed no longer appropriate (e.g., material acquisition or divestment), the Committee will have the ability to make appropriate adjustments to the measures and/or targets and alter weightings, provided that the revised conditions are not materially less challenging that the original conditions. Any use of the above discretion would, where relevant, be explained in the Annual Report on Remuneration and may, as appropriate, be the subject of consultation with the Company’s major shareholders.

Shareholder views

The Board is committed to dialogue with shareholders. The Compensation Committee will consider shareholder feedback received following the AGM, as well as any additional feedback and guidance received from time to time. This feedback will be considered by the Committee as it develops the Company’s remuneration framework and practices going forward. Assisted by its independent adviser, the Compensation Committee also actively monitors developments in the expectations of institutional investors and their representative bodies.

Employment conditions

The Committee is regularly updated throughout the year on pay and conditions applying to Company employees. Where significant changes are proposed to employment conditions elsewhere in the Company, these are highlighted for the attention of the Committee.

The Remuneration Policy for executive directors supports the business needs of the Company, ensuring it promotes long-term success whilst enabling it to attract, retain and motivate executive directors of a high calibre. The Committee consulted with members of senior management regarding the Remuneration Policy, but did not seek input from the larger employee base. The Committee is satisfied that the Remuneration Policy supports the Company’s strategy of growing long-term shareholder value and appropriately balances fixed and variable remuneration. With a high proportion of reward delivered in the form of equity, this ensures that executive directors have a strong alignment with shareholders through the Company’s share price.

Other remuneration policies

Remuneration for new appointments

Where it is necessary to appoint or replace an executive director, the Committee’s approach when considering the overall remuneration arrangements in the recruitment of a new executive director is to take account of the calibre, expertise and responsibilities of the individual, his or her remuneration package in their prior role and the prevailing market rate for similar roles. Remuneration will be in line with our policy and the Committee will not pay more than is necessary for a successful recruitment.

The remuneration package for a new executive director will be set in accordance with the terms of the Company’s approved Remuneration Policy in force at the time of appointment. Further details are provided below:

Salary

The Committee will set a base salary appropriate to the calibre, experience and responsibilities of the new appointee . In arriving at a salary, the Committee may take into account, amongst other things, the market rate for the role and internal relativities.

The Committee has the flexibility to set the salary of a new executive director at a lower level initially, with a series of planned increases implemented over the following few years to bring the salary to the desired positioning, subject to individual performance.

Benefits

Benefits will be consistent with the principles of the Remuneration Policy. The Company may award certain additional benefits and other allowances including, but not limited to, those to assist with relocation support, temporary living and transportation expenses, educational costs for children and tax equalisation to allow flexibility in employing a foreign national.

Pension benefits	A maximum pension contribution of 10% consistent with the Remuneration Policy. For an internal appointment, his or her existing pension arrangements may continue to operate. Any new executive director based outside the UK will be eligible to participate in pension or pension allowance, insurance and other benefit programs in line with local practice.

Annual bonus	The maximum bonus opportunity for new appointments is 75% of salary consistent with the Remuneration Policy.

Equity Incentive Plan	No maximum opportunity for new executive director appointments.

Buy-out awards

In addition to the above, the Committee may offer additional cash and/or share-based elements in order to ‘buy out’ remuneration relinquished on leaving a former employer.

In the event that such a buy-out is necessary to secure the services of an executive director then the structure of any award or payment will mirror, as far as is possible, the arrangements in place at the incoming executive director’s previous employer, including the vehicle, structure, vesting periods, expected value and performance conditions.

Any share awards made in this regard may have no performance conditions, or different performance conditions, or a shorter vesting period compared to the Company’s existing plans, as appropriate.

Shareholders will be informed of any buy-out arrangements at the time of the executive director’s appointment.

Depending on the timing and responsibilities of the appointment, it may be necessary to set different annual bonus/EIP performance measures and targets as applicable to other executive directors.

Service contracts and termination policy

The Company’s policy on remuneration for executive directors who leave the Company is set out below. As a matter of policy, Executive Directors should have contracts with an indefinite term providing for a maximum of up to 3 months’ notice. The Committee will exercise its discretion when determining amounts that should be paid to leavers, taking into account the facts and circumstances of each case. Generally, in the event of termination, the executive directors’ service contracts may provide for payment of basic salary and benefits over the notice period. The Company may elect to make a payment in lieu of notice equivalent in value to basic salary for any unexpired portion of the notice period.

The service contracts of executive directors may include additional payments within the parameters outlined below. In setting the specific terms for an executive director, the Committee will seek to apply a compensation philosophy that provides competitive compensation and employment terms aligned with the 50th percentile of the Company’s peer group of similarly situated companies, which is selected by the Committee annually based on a proposal from its independent compensation consultant. The Committee may vary from this general philosophy where special circumstances apply or where recruitment or retention of a particular executive director is required.

	Termination without cause or for cause by participant[1]	Termination for cause[1]	Termination in connection with change of control
Salary	A payment up to 18 months’ salary payable as a lump sum or on a monthly basis.	No payment.	A payment up to 24 months’ salary payable as a lump sum or on a monthly basis.

Annual bonus	A bonus up to one year’s target bonus, or a higher bonus at the discretion of the Committee, payable as a lump sum or on a monthly basis.	No bonus payable.	A bonus up to 24 months’ target bonus, or a higher bonus at the discretion of the Committee, payable as a lump sum or on a monthly basis.

Equity Incentive Awards	Acceleration of vesting of up to 12 months is permissible; however, awards may vest at the normal time or be accelerated at the Committee’s discretion, or	All outstanding awards, including those which have vested but are unexercised, will lapse immediately upon cessation of employment,	Full vesting on termination within 6 months prior to or 24 months after the date of Change of Control.

to the extent that any performance conditions have been achieved.

The Committee has discretion to determine that awards will vest early, on the date of cessation.

Awards which are granted as market value options or share appreciation rights and which have vested may remain exercisable for up to twelve months at the discretion of the Committee or as prescribed in the equity incentive plan or employment agreement.

unless the Committee determines otherwise.

Exceptionally, the Committee may provide that, on the occurrence of a Change of Control, awards will:

lapse in full;

vest in full (in cash, shares or other property);

be replaced with other rights or property; or be adjusted as to the number or type of shares over which they are granted.

[1]

Circumstances on which the executive director may be terminated for cause include failure to carry out employment duties or lawful directions, criminal conviction, fraud, embezzlement, misappropriation, misconduct or breach of fiduciary duties or such other circumstances as further described in the employment agreement. Circumstances in which the executive director may terminate for cause include a unilateral reduction by the Company of the executive director’s salary or responsibilities, failure to pay an earned bonus, and a material breach of the service agreement by the Company or such other circumstances as further described in the employment agreement.

The Company is unequivocally against rewards for failure; the circumstances of any departure, including the individual’s performance, would be taken into account in every case. Statutory redundancy payments may be made, as appropriate. Service agreements may be terminated summarily without notice (or on shorter notice periods) and without payment in lieu of notice in certain circumstances, such as gross misconduct or any other material breach of the obligations under their employment agreement, or such other circumstances as further described in the employment agreement. The Company may require the individual to work during their notice period or may place them on garden leave during which they would be entitled to base salary and benefits.

Except in the case of gross misconduct or resignation, the Company may at its absolute discretion reimburse any reasonable professional fees relating to the termination of employment and, where an executive director has been required to relocate, pay reasonable repatriation costs, including possible tax exposure costs. This includes any statutory entitlements or sums to settle or compromise claims in connection with a termination (including, at the discretion of the Committee, reimbursement for legal advice and provision of outplacement services).

Policy on external appointments

The Board believes that it may be beneficial to the Company for executive directors to hold non-executive directorships outside the Company. Any such appointments are subject to approval by the Board and the executive director may retain any fees received at the discretion of the Board. The Company’s sole executive director currently serves as a non-executive director for Kuros Biosciences Ltd., a public biopharmaceutical company traded on the SIX Swiss Exchange, and Kymab Ltd., a privately-held biopharmaceutical company.

Employment Terms and Remuneration Scenarios for Executive Directors

The Company’s CEO and currently its sole executive director has a rolling service agreement which may be terminated in accordance with the terms set forth therein. The service agreement is available for inspection at the Company’s registered office during normal business hours. The termination notice period is listed in the table below:

Name	Date of service contract	Notice period
Christian Itin, Ph.D.	2 March 2016	Three months either party

Upon termination by the Company without cause or by the executive director for cause, the executive director is entitled to receive 12 months’ cash severance and a bonus pro-rated for the time served during the applicable financial year. If such termination occurs during a period starting 6 months prior to a change of control of the Company to 24 months after such change of control, the executive director is entitled to receive an additional 6 months’ cash severance.

The charts below show an estimate of the 2019 remuneration package for the Company’s CEO and sole executive director, under three assumed performance scenarios, based upon the Remuneration Policy set out above.

The scenarios are defined as follows:

Below Target (comprising fixed pay only):

•	Base salary as at 1 October 2018: £390,000

•	Benefits: estimated value of the various benefits

•	Pension: prior to April 6, 2019, up to 3% of salary; from April 6, 2019, up to 5% of salary

Target:

•	Fixed pay as set out above

•	Assumes bonus pay-out for 2019 bonus for on-target performance (50% of salary)

Maximum:

•	Fixed pay as set out above

•	Assumes maximum bonus pay-out for 2019 bonus, i.e. bonus of 70% of base salary payable for maximum stretch target achievement

The bar chart below does not include any value for equity-based award remuneration. We do not believe it is possible to reasonably quantify the value that might result from outstanding options and other equity-based awards.

All amounts listed in GBP (£).

Non-Executive Director Remuneration Policy Table

The table below sets out, for each element of pay, a summary of how remuneration of non-executive directors is structured and how it supports the Company’s strategy.

Non-Executive Directors
Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Fees

To attract Non-Executive Directors who have a	Non-Executive Directors receive an annual retainer	Actual fee levels are disclosed in the Annual	Not performance related.

Non-Executive Directors
Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
broad range of experience and skills to provide independent judgement on issues of strategy, performance, resources and standards of conduct.	paid in cash, comprising a base fee plus additional fees for additional responsibilities, such as a Committee Chairmanship or membership and the role of Lead Independent Director or Chairperson. These fees are determined by the full Board of Directors, upon recommendation of the Compensation Committee.	Remuneration Report for the relevant financial year.

When reviewing fee levels, account is taken of market movements in fee levels, Board committee responsibilities, ongoing time commitments and the general economic environment.

In exceptional circumstances, if there is a temporary yet material increase in the time commitments for Non-Executive Directors, the Board may pay additional fees to recognise that additional workload.

Non-executive directors ordinarily do not participate in any pension, bonus or performance-based share incentive plans. Travel, accommodation and other business-related expenses incurred in carrying out the role will be paid or reimbursed by the Company including, if relevant, any gross-up for tax.
Equity Incentive Awards
To facilitate share ownership and provide alignment with shareholders.	Non-Executive Directors may receive an equity incentive award in the form of options, share appreciation rights, restricted shares / units or performance shares /	There is no maximum number of equity incentive awards that may be awarded to individuals each year.	Not performance related.

Non-Executive Directors
Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
units or such other form permitted in the EIP.

New Non-Executive Directors receive an initial equity incentive award upon appointment or election. In addition, Non-Executive Directors receive annual equity incentive awards at the time of the annual meeting.

The initial equity award normally vests over three years. The annual equity awards normally vest over 12 months. The size of the equity incentive awards is determined by the full Board of Directors, upon recommendation of the Compensation Committee.

When reviewing award levels, account is taken of market movements in equity incentive awards, Board committee responsibilities, ongoing time commitments and the general economic environment.

Non-Executive Directors’ terms of engagement

Each of the non-executive directors is engaged under a non-executive director appointment letter. The terms of appointment for a non-executive director would be in accordance with the Remuneration Policy for non-executive directors as set out in the policy table. Newly appointed non-executive directors would normally receive an initial award of market value options, restricted stock units or similar securities on the date of election or appointment, which will vest based on time only on a monthly basis over a three-year period from the date of grant. The amount of such award is currently 25,000 shares; however, the Committee may decide to grant a higher or lower amount as appropriate.

In any event, each appointment is terminable by either party on not less than 30 day’s written notice. Our board of directors is classified, meaning that each of our directors is designated to one of three classes and is elected to serve a three-year term. Non-executive directors are only entitled to fees accrued to the date of termination.

The dates of appointment of each of the non-executive directors serving at 30 September 2018 are summarised in the table below.

Non-Executive Directors	Date of contract or date of appointment
Joe Anderson, Ph.D.	15 June 2018
Linda Bain	15 June 2018
John Berriman	15 June 2018
Cynthia Butitta	15 June 2018
Kapil Dhingra, M.D.	15 June 2018
Martin Murphy, Ph.D.	14 June 2018

Directors’ letters of appointment are available for inspection at the Company’s registered office during normal business hours and will be available for inspection at the AGM.

Annual Report on Remuneration

This part of the report has been prepared in accordance with Part 3 of The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Annual Report on Remuneration and the Annual Statement by the Chairman of the Compensation Committee will be put to a single advisory shareholder vote at the AGM on 28 March 2019.

Compensation Committee

The current members of the Committee, who are all independent, are John Berriman (Chair), Cynthia M. Butitta and Dr. Martin Murphy.

Members of management, including the Chairman and CEO, and the Company Secretary, are invited to attend meetings where appropriate. The Company Secretary acts as the secretary to the Committee. No Director or employee is involved in any decisions and are not present for any discussions regarding their own remuneration.

No conflicts of interest have arisen during the period and none of the members of the Committee has any personal financial interest in the matters discussed, other than as shareholders. The fees of the non-executive directors are approved by the Board on the recommendation of the Committee.

Meetings attendance (between IPO and 30 September 2018)

Attendance
John Berriman	4 of 4
Cynthia M. Butitta	4 of 4
Martin Murphy, Ph.D.	4 of 4

Independent advisors

Wholly-independent advice on director remuneration is received from the executive compensation practice of Aon plc. Aon is a member of the Remuneration Consultants Group and is a signatory to its Code of Conduct. Following a rigorous selection process, the Committee appointed Aon as its independent remuneration consultant, as contemplated by the Committee charter. Aon advises the Committee on all aspects of director and senior executive remuneration. Since the IPO, Aon has assisted with the drafting of the Remuneration Policy and has kept the Committee up to date on remuneration trends and corporate governance best practice. During the period since the I PO, fees charged by Aon for advice provided to the Committee through 30 September 2018 amounted to approximately £65,000 (excluding VAT).

Activity in the period

The Committee’s principal function is to support the Company’s strategy by ensuring that those individuals responsible for delivering the strategy are appropriately incentivised and rewarded through the operation of the Remuneration Policy. In determining the Remuneration Policy, and in constructing the remuneration arrangements for directors, executive directors and senior employees, the Board, advised by the Committee, aims to provide remuneration packages that are competitive and designed to attract, retain and motivate such individuals of the highest calibre.

The Committee is responsible for and considered during the period:

•	evaluating the efficacy of the Company’s Remuneration Policy and strategy;

•	reviewing and determining remuneration to be paid to the Company’s executive directors, including setting the Remuneration Policy;

•	reviewing and making recommendations to the Board regarding remuneration for non-executive directors, including the approval of the Non-Executive Director Compensation Policy;

•	establishing the design and performance targets of all share incentive plans;

•	assessing the appropriateness and subsequent achievement of the performance targets related incentive plans;

•	preparing any report on executive remuneration required by the rules and regulations of the US Securities and Exchange Commission, NASDAQ and as required under English law;

•

reviewing, evaluating, and approving employment agreements, service contracts, severance agreements, change-of-control protections, corporate performance goals and objectives, and other compensatory arrangements of the executive officers and other senior management and adjusting remuneration, as appropriate;

•	evaluating and approving remuneration plans and programs and establishing equity remuneration policies;

•

reviewing remuneration practices and trends to assess the adequacy and competitiveness of the executive remuneration programs as compared to industry peers, and determining the appropriate levels and types of remuneration to be paid;

•	approving any loans by the Company to employees;

•	reviewing and approving remuneration arrangements for any executive officer involving any subsidiary, special purpose or similar entity, with consideration of the potential for conflicts of interest;

•	reviewing the Company’s practices and policies of employee remuneration as they relate to risk management and risk-taking incentives; and

•	reviewing the Remuneration Report.

The Committee is formally constituted and operates on written terms of reference, which are available on the Company’s website, www.autolus.com.

Single total figure of Directors’ remuneration – year ended 30 September 2018 (audited)

The total remuneration of the individual Directors who served during the financial year is shown below. Total remuneration is the sum of emoluments plus Company pension contributions.

		Base saIary/fees 000		Taxable Benefits 000	Pension 000	Bonus 000	LTIP[1] 000	Other 000	Total remuneration 000
Executive Directors
Christian ltin, Ph.D.	2018	£309.0		—	£4.6	£123.6	—	—	£437.2
Matthias Alder[2]	2018	£79.0		—		£24 .6	—	—	£103.6

Non-Executive Directors
Joe Anderson, Ph.D.	2018	£25.1		—	—	—	—	—	£25.1
Linda Bain	2018	£10.5		—	—	—	—	—	£10.5
John Berriman	2018	£33.0	[3]	—	—	—	—		£33.0
Cynthia M. Butitta	2018	£10.2		—	—	—	—	—	£10.2
Kapil Dhingra, M.D.	2018	£44.0	[4]	—	—	—	—	—	£44.0
Martin Murphy, Ph.D.	2018	£22.1		—	—	—	—	—	£22.1

Total	2018	£532.9		—	£4.6	£148.2	—	—	£685.7

2018 Annual bonus (audited)

In 2018, the CEO’s annual bonus was based entirely on corporate, strategic objectives. The outcomes were as follows:

Objectives and Targets	Achievement	Achievement Percentage
Corporate and Financial: Raising operating capital and public listing	At stretch target	45%
Clinical Development: Progress of ongoing clinical studies	Partial	5%
Treatment Delivery: Establishment of vector manufacturing and source for clinical and commercial supply	Partial	15%
Pipeline: Candidate selection for next generation and new products	Partial	5%
Investor & Public Awareness: Publications in peer reviewed journals	At stretch target	10%

	TOTAL	80%

The overall bonus outcome of 80% of target (out of a maximum of 150% including stretch target) resulted in a total bonus pay out for the CEO of 40% of salary for financial year 2018 (being 80% of his target bonus). This bonus was paid in January 2019.

Long-term incentive plan

Awards vesting based on performance ending in the year to 30 September 2018 (audited)

There were no long-term incentive awards capable of vesting in relation to performance in the year.

Awards granted in the year

The CEO received an award of options during the year as set out below, each vesting based on continued employment only. These awards vest 25% after one year, and in 36 equal monthly instalments thereafter.

[1]

There were no performance obligations linked to the equity-based awards. The value of equity-based awards in the table is based on the market value of underlying shares at the date of grant, less the applicable exercise price, which is nil because the exercise price is equal to the market value of the underlying shares at the date of grant.

[2]

Mr. Alder was appointed as a director of Autolus Therapeutics Limited from incorporation on February 2, 2018 to June 15, 2018, the date of our corporate reorganisation to Autolus Therapeutics plc. Mr. Alder is our Senior Vice President, Chief Business Officer and Company Secretary. Mr. Alder’s remuneration is calculated and paid in US Dollars. For purposes of this table, Mr. Alder’s remuneration has been translated into pounds sterling at the noon buying rate of the Federal Reserve Bank of New York on the last business day of our fiscal year ended September 30, 2018, of £1.00 = $1.3053.

[3]	Includes fees in the amount of £22,500 paid to Mr. Berriman for services rendered to us prior to our initial public offering.
[4]	Includes consulting fees in the amount of $46,000 that were accrued to Dr. Dhingra for services rendered to us in 2014 - 2018.

Executive Director	Form of award	Date of grant	Number of awards	Exercise price	Face value at date of grant	Fair value at date of grant	Expiry date
Christian ltin, Ph.D.	Fair market value options	6 February 2018	131,868	$8.38	$1,105,054	$707,234	6 February 2028

Non-Executive Directors also received the following option awards during the year, each vesting based on continued employment only. These awards vest 25% after one year, and in 36 equal monthly instalments thereafter.

Non- Executive Director	Form of award	Date of grant	Number of awards	Exercise price	Face value at date of grant	Fair value at date of grant	Expiry date
Linda Bain	Fair market value options	21 June 2018	31,397	$17.00	$533,749	$341,599	21 June 2028
John Berriman	Fair market value options	6 February 2018	15,698	$8.38	$131,549	$84,192	6 February 2028
Cynthia Butitta	Fair market value options	8 March 2018	47,095	$8.38	$394,656	$252,580	8 March 2028
Kapil Dhingra, M.D.	Fair market value options	23 February 2018	15,698	$8.38	$131,549	$84,192	23 February 2028

The exercise price of all of these options was the market value of the shares at the date of grant.

Payments to former Directors and for loss of office (audited)

No payments were made to former directors of the Company or in relation to loss of office during the year.

External directorships

The CEO currently serves as a non-executive director for Kuros Biosciences Ltd., a public biopharmaceutical company traded on the SIX Swiss Exchange, and Kymab Ltd., a privately held biopharmaceutical company.

Statement of Directors’ shareholding and share interests (audited)

The share interests of each Director as at 30 September 2018 (together with interests held by his or her connected persons) are set out in the table below. As a direct link between executive remuneration and the interests of shareholders, the Committee has implemented shareholding guidelines for executive directors. The guidelines require that executive directors build up and maintain an interest in the ordinary shares of the Company that is 200% of their salary within five years from appointment.

Shareholdings for Directors who have held office during the period between listing and 30 September 2018 are set out as a percentage of salary or fees in the table below. During the period from 30 September 2018 to the publication of this report, there have been no changes in the Directors’ share interests other than the additional grant of share options to Dr. ltin described under the heading “Long-term Incentive Plan” below.

			Shares		Options
	Beneficially owned shares as at 30 September 2018		Unvested without performance conditions	Unvested with performance conditions	Vested but unexercised	Unvested without performance conditions	Unvested with performance conditions	Current shareholding (% of salary)	Share holding requirement met?
Executive Directors

Christian ltin, Ph.D.	1,066,009		492,703	—	—	131,868		8,106%	Yes

Non-Executive Directors

Joe Anderson, Ph .D.	3,161,535	[1]	—	—	—	—	—	n/a	n/a

Linda Bain	—		—	—	—	31,397	—	n/a	n/a

John Berriman	62,794		73,537	—	—	15,698	—	n/a	n/a

Cynthia Butitta	—		—	—	—	47,095	—	n/a	n/a

Kapil Dhingra, M.D.	—		73,537	—	—	15,698	—	n/a	n/a

Martin Murphy, Ph .D.	13,592,098	[1]	—	—	—	—	—	n/a	n/a

Performance graph

The chart below shows the Company’s Total Shareholder Return performance compared with that of the NASDAQ Biotechnology Index (“NBI”) over the period from the date of the Company’s admission to 30 September 2018. The NBI has been chosen as an appropriate comparator as it comprises similar companies to Autolus from the pharmaceuticals and biotechnology sectors. TSR is defined as the return on investment obtained from holding a company’s shares over a period. It includes dividends paid, the change in the capital value of the shares and any other payments made to or by shareholders within the period.

[1]

The information shown is based, in part, upon disclosures filed on a Schedule 13D on July 7, 2018 by Arix Bioscience plc and Arix Bioscience Holdings Limited. The number reported consists of (i) 2,736,535 ordinary shares and (ii) 425,000 ADSs. Investment and voting decisions with respect to these securities are made by Arix Bioscience Holdings Limited acting upon the recommendation of an investment committee. The members of this investment committee consist of Joseph Anderson, Jonathan Tobin, Mark Chin, Daniel O’Connell, and Edward Rayner. The address for Arix Bioscience Holdings Limited is 20 Berkeley Square, London, W1J 6EQ, United Kingdom. Dr Anderson is the chief executive officer of Arix Bioscience plc, the parent company of Arix Bioscience Holdings Limited.

[2]

The number reported consists of (i) 12,180,333 ordinary shares and (ii) 1,411,765 ADSs. Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which, in turn, is a controlled subsidiary of Syncona Limited. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the securities held by Syncona Portfolio Limited. Investment and voting decisions with respect to these securities are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The address for Syncona Portfolio Limited is PO Box 255, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Channel Islands. Dr. Murphy is the chief executive officer of Syncona Investment Management Limited. Both Syncona Investment Management Limited and Syncona Portfolio Limited are subsidiaries of Syncona Limited.

Aligning pay with performance

The total remuneration figure for the CEO since admission is shown in the table below, along with the value of bonuses pa id, and LTIP vesting, as a percentage of the maximum opportunity.

CEO	2018
Total remuneration (£000)	£437.2
Actual bonus (% of the maximum)	40%
LTIP vesting (% of the maximum)	N/A	(l)

(1)

No performance-based long-term incentive awards were eligible to vest over the period. The CEO received awards of shares and market-value options in 2018 which are eligible to vest in tranches from 2019 onwards, subject to continued employment.

Percentage change in remuneration of the CEO

As this is the first period reported since admission, there has been no change in remuneration of the CEO. It is therefore not possible to provide meaningful comparative data. However, full disclosure of the year-on-year movement will be provided in future remuneration reports.

Relative importance of spend on pay

The table below illustrates the Company’s expenditure on pay, in comparison to distributions to shareholders by way of dividend payments. As this is the first period reported since admission, it is not possible to provide meaningful comparative data. However, full disclosure of the year on year movement will be provided in future remuneration reports.

	2017	2018	% change
Distributions to shareholders	N/A	£0	N/A
Total employee pay expenditure	N/A	£15,7m	N/A

Statement of Implementation of Remuneration Policy in 2019

Annual base salary

For the 2019 financial year, the CEO’s salary is being increased to reflect the increased size and scope of his role and responsibilities within a listed company environment. This was supported by a comprehensive independent benchmarking review to ensure the proposed salary is appropriately competitive but not excessive.

	Base salary 2018	Base salary 2019 (effective from 1 Oct 2018)
Executive Directors
Christian ltin, Ph.D.	£309,000	£390,000

Benefits and pension

The CEO will continue to receive a pension contribution of 3% of salary (prior to 6 April 2019) or 5% of salary (from 6 April 2019) per annum.

Bonus

The 2019 annual bonus target opportunity for the CEO is 50% of his base salary, with an opportunity to receive 140% of the target bonus upon achievement of specified stretch targets. The proposed executive director remuneration policy would allow the Committee to provide the CEO with the opportunity to receive 200% of the target bonus upon achievement of specified stretch targets. Bonuses will be paid entirely in cash and will be based entirely on the achievement of corporate financial, operational and strategic objectives.

Specific targets are commercially sensitive and therefore are not disclosed in advance. However, a description of the targets and performance against them will be disclosed next year’s Annual Report and Accounts.

Long-term incentive plan

In December 2018, the Committee granted an award of 320,000 market value options to the CEO, which will vest 25% after one year and in 36 equal monthly instalments thereafter. Vesting of these awards will be based on time only, subject to continued employment.

The Committee may consider other vehicles for the CEO under the EIP at a future date where appropriate.

Non-Executive Directors’ fees

Non-Executive Directors will receive the following annual retainers for the 2019 financial year, which will be paid in cash:

Fee (effective from 1 October 2018)
Base fee:
Board member	£30,000

Additional fees:
Lead Independent Director / Chairperson[1]	£12,000
Audit Committee Chairman	£12,000
Audit Committee member	£6,000
Compensation Committee Chairman	£9,000
Compensation Committee member	£4,500
Nomination & Corporate Governance Committee Chairman	£6,000
Nomination & Corporate Governance Committee member	£3,000

[1]	The CEO does not receive an additional fee for his role as Chairman in addition to his CEO salary.

A one-time award of 25,000 fair market value stock options will also be granted on the date of the AGM to each non-executive director, vesting on a monthly basis over one-year from the date of grant. This award was approved by the Board in September 2018 and will be made in lieu of the usual annual award of 12,500 fair market value stock options to non-executive directors. The Committee acknowledges that awards of stock options to non-executive directors is not in line with UK practice. However, given the Company’s NASDAQ listing, the Committee believes it is necessary to attract and retain the highest quality directors from the United States, UK and global markets. Non-executive directors will not be eligible to participate in any performance-based incentive plans.

Each non-executive director will also be entitled to reimbursement of reasonable expenses.

On behalf of the Board,

John Berriman

Chair of the Compensation Committee

5th March 2019

Independent Auditor’s Report to the Members of Autolus Therapeutics plc – Consolidated

Opinion

In our opinion:

•

Autolus Therapeutics plc’s group financial statements and parent company financial statements (the “financial statements”) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2018 and of the group’s loss for the year then ended;

•	the group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;

•	the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of Autolus Therapeutics plc which comprise:

Group	Parent company
Consolidated balance sheet as at 30 September 2018	Balance sheet as at 30 September 2018
Consolidated statement of comprehensive loss for the year then ended	Statement of changes in equity for the year then ended
Consolidated statement of changes in equity for the year then ended	Related notes 1 to 10 to the financial statements including a summary of significant accounting policies
Consolidated statement of cash flows for the year then ended
Related notes 1 to 23 to the financial statements, including a summary of significant accounting policies

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland” (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report below. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

We have nothing to report in respect of the following matters in relation to which the ISAs (UK) require us to report to you where:

•	the directors’ use of the going concern basis of accounting in the preparation of the financial statements is not appropriate; or

•

the directors have not disclosed in the financial statements any identified material uncertainties that may cast significant doubt about the group’s or the parent company’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the financial statements are authorised for issue.

Overview of our audit approach

Key audit matters	• Risk of misstatement in the share based payment expense
• Risk of error in the accounting for the group reorganisation completed prior to the Company’s Initial Public Offering
Audit scope	• We performed an audit of the complete financial information of the group, covering 100% of group Operating costs and 100% of Net assets.
Materiality	• Overall group materiality of £0.7m which represents 2% of operating costs.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our response to the risk	Key observations communicated to the Audit Committee

Risk of misstatement in the share based payment expense

Refer to the Accounting Policies (page 99), disclosure on judgements and estimates (page 101), and Note 17 of the Consolidated Financial Statements

The Group issues share options and restricted shares to management and employees under the Equity Incentive Plans. The fair value of both the restricted shares and the share options require a significant amount judgement in both the number and complexity of the assumptions used. The fair value of the underlying shares prior to the Company completing its Initial

Our principal audit procedures included:

•  We evaluated the models and inputs used by the Company to calculate the fair value of the restricted shares which uses a combination of market approach and probability weighted scenarios based on the relative likelihoods of completing the Initial Public Offering. With the assistance of EY valuations specialists we challenged the key assumptions including: the probability of the IPO and stay private scenarios occurring; the expected term; and the expected volatility.

We have concluded that the accounting policy adopted, the share based payment expense recorded, and the related disclosures are reasonable.

Risk	Our response to the risk	Key observations communicated to the Audit Committee

Public Offering (IPO) are particularly sensitive to the probability of achieving the IPO.

The compensation model used by the Group to calculate the share based payment expense by period is complex. There is a risk of errors in both the assumptions used in this model and in the calculation of the expense .

•  We tested the Black Scholes model and inputs used by the Company to determine the fair value of options. We challenged the key assumptions including the fair value of the shares pre- IPO, expected option life, and the expected volatility.

•  We tested the compensation expense model prepared by management, the inputs used to estimate the cumulative and period compensation expense, and tested a sample of participating employees and terms of the grants.

•  We assessed the adequacy of related disclosures in the Group’s financial statements.

Risk of error in the accounting for the group reorganisation completed prior to the Company’s Initial Public Offering

Refer to the Accounting Policies (page 96) and disclosure on judgements and estimates (page 101)of the Consolidated Financial Statements ; and Note 2 to the Company Financial Statements

The Group completed a reorganisation prior to the Company’s Initial Public Offering (IPO) which included creating a new parent company, the creation of a new class of ordinary shares and the cancellation of the original classes of shares in issue, and the assessment of the fair value of the investment in subsidiaries that was recorded on the parent company balance sheet.

The risk is that there may be errors in the accounting for the reorganisation, or the incorrect assessment of the fair value of the investment in subsidiaries.

Our principal audit procedures included:

•  We assessed management’s accounting technical analysis and tested the associated calculations of the amounts recorded.

•  We challenged management’s assessment of the fair value of the investment in subsidiaries.

•  We assessed the adequacy of related disclosures in the Group’s financial statements.

We have concluded that the accounting for the group reorganisation and the assessment of the fair value of the investment in subsidiaries is appropriate.

An overview of the scope of our audit

Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each entity within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We take into account size, risk profile, the organisation of the group, changes in the business environment and other factors such as local statutory reporting requirements when assessing the level of work to be performed at each entity.

We performed audit procedures accounting for 100% (2017: 100%) of the Group’s operating costs and 100% (2017: 100%) of the Group’s Net assets. All audit procedures were undertaken by the central UK audit team.

Involvement with component teams

All audit work performed for the purposes of the audit was undertaken by the Group audit team.

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be £0.78 million (2017: £0.3 million), which is 2% (2017: 2%) of operating costs. We believe that operating costs provides us with an appropriate basis upon which to set materiality, since the Group is in the development stage of its life cycle and is investing in research and development, with no operating income to date.

We determined materiality for the Parent Company to be £1.7 million, which is 0.5% of Total Assets. Materiality for the Parent Company is higher than for Group, due to the underlying basis on which it is calculated. The Parent Company’s purpose is to raise funds to finance the Group’s operations, and therefore we believe Equity is the most suitable basis on which to calculate materiality.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group’s overall control environment, our judgement was that performance materiality was 50% (2017: 50%) of our planning materiality, namely £0.39m (2017: £0.15m). We have set performance materiality at this percentage due to the rate of change in the business and existence of audit differences in the previous year.

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £0.04m (2017: £0.05m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the annual report set out on pages 3 – 85, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

•	the strategic report and directors’ report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements and the part of the directors’ remuneration report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement set out on page 63, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group and parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

Use of our report

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

David Hales (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

Reading

6 March 2019

Notes:

1.        The maintenance and integrity of the Autolus Therapeutics plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

2.        Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

CONSOLIDATED INCOME STATEMENT

INCOME STATEMENT

For the year ended 30th September 2018

	Note	Year ended	Year ended
		2018	2017
		£	£
Other operating income		1,045,343	1,530,774
Administrative expenses		(16,845,786)	(7,160,524)
Research & development expenses		(24,637,550)	(12,854,597)

Operating Loss	5	(40,437,993)	(18,484,347)

Finance income		4,124,001	65,905
Finance expense		(12,667)	(26,258)

Loss before taxation		(36,326,659)	(18,444,700)

Tax	9	5,212,171	2,881,898

Loss for the year		(31,114,488)	(15,562,802)

Basic and diluted net loss per ordinary share	10	(0.99)	(1.13)
Weighted average ordinary shares		31,557,034	13,783,222

There was no other comprehensive income recognised in the year

CONSOLIDATED BALANCE SHEET

BALANCE SHEET

As at 30th September 2018

		2018	2017
	Note	£	£
Non-current assets
Intangible assets	11	9,295,000	7,295,000
Property, plant & equipment	12	9,219,036	3,303,603

		18,514,036	10,598,603

Current assets
Other receivables	13	9,846,267	4,440,287
Cash and cash equivalents	19	189,296,402	102,318,704

		199,142,669	106,758,991

Total Assets		217,656,705	117,357,594

Current Liabilities
Trade and other payables	14	(12,517,269)	(3,615,823)

Net current assets		186,625,400	103,143,168

Net assets		205,139,436	113,741,771

Equity
Share capital		1,277	957
Deferred shares		88,005	—
Share premium account		117,485,073	136,308,485
Share based payment reserve		9,653,080	4,626,320
Merger Reserve		(85,924,496)	—
Retained earnings		163,836,497	(27,193,991)

Equity attributable to owners of the company		205,139,436	113,741,771

The notes from pages 96 form part of these financial statements

The financial statements were approved by the board of directors and authorised for issue on 5th March 2019. They were signed on its behalf by

Christian Itin Director 5th March 2019

Registered Office             Forest House, Depot Road, Wood Lane, London W12 7RZ

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital	Share Premium Account	Deferred Shares	Merger Reserve	Share Based Payment Reserve	Retained Earnings	Total
	£	£	£		£	£	£
Balance at 30 September 2016	443	40,461,154			2,138,396	(11,631,189)	30,968,804
Loss for the year						(15,562,802)	(15,562,802)
Share based payment expenses					2,487,924		2,487,924
Issue of shared capital	514	95,847,331					95,847,845

Balance at 30th September 2017	957	136,308,485			4,626,320	(27,193,991)	113,741,771

Loss for the year						(31,114,488)	(31,114,488)
Share for share exchange – remove old	(957)	(136,308,485)					(136,309,442)
Share for share exchange – new	222,144,976		88,005	(85,924,496)			136,308,485
Capital Reduction	(222,144,976)					222,144,976	—
Share capital	1,277						1,277
IPO proceeds		128,703,492					128,703,492
Issuance costs		(11,218,419)					(11,218,419)
Share based payment expense					5,026,760		5,026,760

Balance at 30th September 2018	1,277	117,485,073	88,005	(85,924,496)	9,653,080	163,836,497	205,139,436

CONSOLIDATED CASH FLOW STATEMENT

		Year Ended	Year Ended
		2018	2017
		£	£
Loss for the year		(31,114,488)	(15,562,802)

Adjustments for:
Income tax credit	9	(5,212,171)	(2,881,898)
Depreciation of property, plant & equipment	12	1,104,986	631,412
Finance income		(4,124,001)	(65,905)
Finance charge		12,667	26,258
Share based payment charge		5,026,759	2,487,924

Operating cash flows before movements in working capital		(34,306,247)	(15,365,011)

(Increase) in receivables		(3,231,376)	(584,994)
Increase in payables		8,652,703	1,720,695

Cash used in operations		(28,884,920)	(14,229,310)

Income taxes received		3,037,567	1,304,116

Net cash used in operating activities		(25,847,353)	(12,925,194)

Investing activities

Interest received		1,125,974	17,401
Purchase of plant, property & equipment		(7,271,356)	(2,268,926)
Purchase of intangibles		(1,500,000)

Net cash used in investing activities		(7,645,382)	(2,251,525)

Financing activities

Proceeds from issue of ordinary share capital		128,703,492	—
Proceeds from issue of preference shares			95,847,845
Issuance cost		(11,218,419)

Net cash from financing activities		117,485,073	95,847,845

Net increase in cash and cash equivalents		83,992,338	80,671,126

Cash and cash equivalents at beginning of year		102,318,704	21,647,578

Effect of exchange rate change on cash and cash equivalents		2,985,360	—

Cash and cash equivalents at end of year	18	189,296,402	102,318,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 30th September 2018

1.	General overview

Autolus Therapeutics plc is a public company limited by shares incorporated under the laws of England and Wales. The registered office is Forest House, 58 Wood Lane, London W12 7RZ, England.

The consolidated financial statement of Autolus Therapeutics plc and the entities controlled by the Company (its subsidiaries, collectively ‘Autolus’ or the ‘Group’) for the year ending 30 September 2018 was approved for issue by the Board of Directors on 5th March 2019.

Autolus is a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using our broad suite of proprietary and modular T cell programming technologies, we are engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognise cancer cells, break down their defence mechanisms and eliminate these cells.

2.	Basis of preparation

2.1.	Basis of accounting

The consolidated financial statements for the year ended 30 September 2018 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standard Board (‘IASB’) and adopted by the European Union.

The presentation and functional currency is the British Pound Sterling (£).

On the basis that the ‘Group’ was created via a corporate reorganisation carried out in multiple steps in June 2018, including the creation of a new parent (the ‘Company’) the transaction is considered to be outside the scope of IFRS 3 ‘Business Combinations’ and has been accounted for as a group reorganisation, whereby the carrying value of the assets and liabilities of the combining entities are including at previous IFRS carrying values. The results and cash flows of all the Group’s entities have been consolidated as if the transactions that gave rise to the formation of the Group took place on 1 October 2016.

2.2.	Going concern

At the 30 September 2018 the Group held cash of Ł189.3m. The directors have prepared forecasts through 2020 which show enough cash to fund the planned research and development, operating costs, and capital expenditure of the Group. Therefore, the directors have, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

2.3.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 30 September 2018. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee

•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognises the related assets (including any goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in profit or loss. Any investment retained is recognised at fair value.

2.4.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Turnover

As the Company is in the research and development phase, there have been no sales and therefore no turnover. Revenue will be recognised, once sales commence, in line with IFRS rules.

Research & Development Costs

Research expenditure is written off to the profit and loss account in the period in which it is incurred. Development expenditure is written off in the same period unless the directors are satisfied as to the technical, commercial and financial viability of individual projects. In this situation, the expenditure is capitalised and amortised over the period from which the Company is expected to benefit.

Intangible Assets

Intangible assets are carried at historical cost, less accumulated amortisation, where the useful economic life of the asset is finite. Where a finite useful life of the acquired asset cannot be determined, or the intangible asset is not yet available for use, the asset is tested each year end for impairment by allocating the assets to the cash-generating units to which they relate. Amortisation commences when the product candidates underpinned by the intellectual property rights become available for commercial use. Amortisation is calculated on a straight-line basis over the shorter of the remaining useful life of the intellectual property or estimated sales life of the product candidates. No amortisation has been charged to date, as the product candidates underpinned by the intellectual property rights are not yet available for commercial use.

Patents and Trademarks

Patents and trademarks are measured initially at purchase cost and are amortised on a straight-lined basis over their estimated useful lives. Due to the early stage of the programmes the patents and trademarks, including patent application costs have been expensed to research and development.

Impairment of tangible and intangible assets

At each balance sheet date, the Company reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of the fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of the asset (or cash-generating unit) is estimated at less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation reserve.

Tangible assets depreciation

Tangible assets are recorded at cost. Depreciation is calculated so as to write off the cost of the asset, less its estimated residual value, over the useful economic life of the asset as follows:

Office equipment	-	3 years
Laboratory equipment	-	5 years
Furniture and fixtures	-	5 years
Leasehold improvements	-	Over the term of the lease

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at rates of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated into sterling using the exchange rate at the date of the transaction.

Transactions in foreign currencies are translated into sterling using the exchange rate at the date of the transaction. Exchange gains are recognised in Finance Income and exchange losses are recognised in Finance Expense in the income statement.

Employee benefits

Autolus has a defined contribution pension plan for all employees. Certain employees are entitled to participate in other benefits which include healthcare insurance and bonus schemes. Costs of these benefits are recognised when incurred.

Leases

The controlling department reviews all new supplier contracts to capture any embedded leases and also concludes on the accounting treatment of all large leases.

As per IFRIC 4 under IAS 17, determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether:

•	Fulfilment of the arrangement is dependent on the use of a specific asset or assets

•	The arrangement conveys a right to use the asset.

Although a specific asset may be explicitly identified in an arrangement, it is not the subject of a lease if fulfilment of the arrangement is not dependent on the use of the specified asset.

An arrangement conveys the right to use the asset if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying asset.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term.

Grant income

Government grants are not recognised until there is reasonable assurance that the Company will comply with the conditions of the grants and also that the grants will be received.

Government grants are recognised in profit or loss on a systematic basis over the periods in which the Company recognises as expenses the related costs for which the grants are intended to compensate. Grant income is recognised gross in the income statement as other operating income.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, and include R&D tax credits receivable under the HM Revenue and Customs (“HMRC”) small or medium enterprise (“SME”) scheme, which provides additional taxation relief for qualifying expenditure on R&D activities, and allows for the surrender of tax losses in exchange for a cash payment from HMRC.

Income tax credit

The Company benefits from the U.K. research and development tax credit regime under both the small and medium sized enterprise, or SME, scheme and by claiming a Research and Development Expenditure Credit (“RDEC”) in respect of grant funded projects. Under the SME regime, a portion of the Company’s losses can be surrendered for a cash rebate of up to 33.3 % of eligible expenditures. Such credits are accounted for within the tax provision in the year in which the expenditures were incurred.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply to the year when the asset is realised, based on tax rates (and tax laws) enacted or substantively enacted at the end of the reporting period.

Share based payments

The Company recognises compensation expense for equity awards based on the grant date fair value of the award. The Company recognises share-based compensation expense for awards granted to employees that have a graded vesting schedule based on a service condition only on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (the “graded-vesting attribution method”), based on the estimated grant date fair value for each separately vesting tranche. For equity awards with a graded vesting schedule and a combination of service and performance conditions, the Company recognises share-based compensation expense using a graded-vesting attribution method over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date. For share-based awards granted to consultants and non-employees, compensation expense is recognised using the graded-vesting attribution method over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s ordinary shares. The Company accounts for forfeitures as they occur. Forfeitures to date have been infrequent and immaterial.

The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model.

Prior to the IPO, the Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using the option-pricing method (“OPM”), which used a combination of market approaches and an income approach to estimate the Company’s enterprise value.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

IFRS 16 Leases

Leases IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16, which is effective for annual periods beginning on or after 1 January 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

A review with external consultant to assess the impact of the new IFRS 16 standard is planned for the first quarter of fiscal year 2019. The impact of the standard is no reasonably able to be estimated at this time. The new standard will be implemented for the period beginning 1 October 2019.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group plans to adopt the new standard on the required effective date and will not restate comparative information. During 2018, the Group has performed an impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2019 when the Group will adopt IFRS 9. Overall, the Group expects no significant impact on its statement of financial position and equity.

Classification and measurement

The Group does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value.

Receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analysed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortised cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

Impairment

IFRS 9 requires the Group to record expected credit losses on all debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group does not have any debt securities, loans, or trade receivables, therefore there is no expected impact from the IFRS 9 impairment requirements.

3. Critical accounting judgements and key sources of estimation uncertainty

In the application of the company’s accounting policies, which are described in note 2, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods

3.1. Group reorganisation

The Company is a public limited company incorporated under the laws of England and Wales. On June 15, 2018, the Company completed the first step of a corporate reorganisation, pursuant to which the shareholders of Autolus Limited, a private company originally incorporated under the laws of England and Wales in July 2014 as NewIncCo 1311 Limited which subsequently changed its name to Autolus Limited in August 2014, exchanged each of the different classes of shares held by them in Autolus Limited for the same number and class of newly issued ordinary shares of Autolus Therapeutics Limited. As a result, Autolus Limited became a wholly owned subsidiary of Autolus Therapeutics Limited, a holding company incorporated in February 2018 with nominal assets and liabilities, which has not conducted any operations prior to the share exchange and other actions incidental to the exchange and its incorporation.

The transaction is considered to be outside the scope of IFRS 3 ‘Business Combinations’ and has been accounted for as a group reorganisation, whereby the carrying value of the assets and liabilities of the combining entities are included at previous IFRS carrying values.

3.2. IPO costs

The Group engaged appropriate legal, accounting and tax advisers to develop a step plan to facilitate a Group structure commensurate with its new status on the main market on Nasdaq. The Group engaged advisers who had been involved in the establishment of the structure at inception and who had maintained a close involvement with the Group and the structure evolving through the IPO.

Subsequently to the IPO we have considered the appropriate presentation of our first results as a plc. Non-directly attributable costs are required to be expensed directly to the income statement. Total costs of £12.6 million were incurred in connection with the IPO. £11.2 million of cost were offset against the share premium arising on the shares issued in the IPO and a balance of £1.4 million was expensed.

3.3. Share based payments

See note 17 for the Company’s assumptions used in connection with option grants made during the periods covered by these financial statements. Assumptions used in the option pricing model which have the greatest impact on the fair value include the following:

•

Expected volatility. The Company lacks company-specific historical and implied volatility information for its ADSs. Therefore, the Company estimates the expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

•	Expected term. The expected term of the Company’s share options has been determined utilising the “simplified” method for awards that qualify as “plain-vanilla” options.

•

Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.

•

Expected dividend. Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

•	Fair value of ordinary shares. Options granted after the Company’s IPO are issued at the fair market value of the Company’s ADS at the date the grant is approved by the Board.

Prior to the IPO the Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using the option-pricing method (“OPM”), which used a combination of market approaches and an income approach to estimate the Company’s enterprise value.

The OPM derives an equity value such that the value indicated is consistent with the investment price, and it provides an allocation of this equity value to each class of the Company’s securities. The OPM treats the various classes of shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, each class of shares has value only if the funds available for distribution to shareholders exceed the value of the share liquidation preferences of the class or classes of shares with senior preferences at the time of the liquidity event. Key inputs and assumptions used in the OPM calculation which have the greatest impact on fair value include the following:

Expected volatility. The Company applied unlevered and re-levered equity volatility of publicly traded peer companies.

•	Expected dividend. Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on

•	ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

•	Expected term. The expected term of the option or the estimated time until a liquidation event.

•	Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for the period commensurate with the expected of the exit event.

When considering the fair value of options granted in the period prior to the IPO, management considered probability-weighted scenarios based on the relative likelihoods of completing the IPO and remaining a privately-held company. In the IPO scenarios, the fair value was calculated by dividing the total estimated equity value by the number of fully diluted ordinary shares outstanding, and then discounting the implied per-share value at a rate intended to approximate the Company’s cost of equity between share option grant date and the expected IPO date. The stay-private scenario utilised an OPM “Backsolve” calculation to estimate our equity value implied by the purchase price of the series A preference shares in September 2017. In March and May 2018, we issued share option grants to employees that applied a 50% and 80% probability weighting of an IPO, respectively, to the fair value of the underlying ordinary share utilised in the Black-Scholes option pricing model.

3.4. Research and development tax credit

The Company’s research and development tax claim is complex and requires management to make significant assumptions in building the methodology for the claim, interpreting research and development tax legislation to the Company’s specific circumstances, and agreeing the basis of the Company’s tax computations with HM Revenue & Customs.

4. Segmental reporting

A segment is a distinguishable component of the Group that is engaged in either providing related products or services which is subject to risks and rewards that are different from those of other segments. The Chief Executive Officer reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined there is one operating segment based on these reports.

5. Operating Loss

	Year ended September 30, 2018 £	Year ended September 30, 2017 £
Employee benefits expense	10,675,740	8,590,778
Depreciation	1,104,986	631,412
Consultants	5,544,297	2,412,506
Operating lease expense	767,551	765,368
Other expenses	6,749,202	2,526,529
Share based payment	5,026,759	2,487,924
Clinical trials and expenses	10,298,655	2,600,604
IPO expenses	1,316,146	—
Grant income	(1,045,343)	(1,336,161)
Other income	—	(194,613)

Total operating loss	40,437,993	18,484,347

Other expenses include legal and professional, recruitment fees, facility maintenance, IP fees and audit fees.

6. Auditor’s remuneration

Fees payable to Ernst & Young and their associates for the audit of the Company’s annual accounts were £256,000 (2017: £120,000).

During the year the Group obtained the following services from the auditor and its associates:

	Year ended September 30, 2018 £	Year ended September 30, 2017 £
Audit of Group accounts	256,000	120,000
Audit of subsidiary accounts	70,000	—
Audit-related assurance services	291,000	—

Total	617,000	120,000

7. Employees and Directors

The average monthly number of persons (including Executive Directors) employed by the Group and Company during the year was:

	Year ended September 30, 2018 Number	Year ended September 30, 2017 Number
By activity
Office and management	26	16
Research and development	103	66

Total	129	82

8. Employee benefits expense

	Year ended September 30, 2018 £	Year ended September 30, 2017 £
Included in research & development expenses:
Salaries	5,792,372	3,534,548
Social security costs	732,409	359,384
Pension contributions	268,780	128,046
Share based payment	2,315,326	1,584,102
Other benefits	109,550	122,027
Included in administrative expenses:
Salaries	3,180,979	1,968,884
Social security costs	332,373	200,191
Pension contributions	85,594	71,328
Share based payment	2,711,435	903,822
Other benefits	173,680	67,974

Total employee benefits expense	15,702,498	8,940,306

Other benefits included medical insurance and child vouchers

The Group contributes to defined contribution pension schemes for its Executive Directors and employees. Contributions of £0.4m (2017: £0.2m) had been paid or were payable to the funds at the year end.

The details of Directors of who received emoluments from the Group and Company are shown in the table below:

	Year ended September 30, 2018 £	Year ended September 30, 2017 £
Salaries and fees	532,900	602,778
Pension contributions	4,600	1,005
Bonus	332,800	73,065

Total	870,300	676,848

Further details of the Directors’ remuneration and Directors’ options are contained in the Directors’ Remuneration Report.

Compensation of key management personnel of the Group

Key management includes Directors (Executive and Non-Executive) and Executive Officers, the General Counsel, the Chief Medical Officer and the Head of Corporate Development. The compensation paid or payable to key management is set out below.

	Year ended September 30, 2018 £	Year ended September 30, 2017 £
Short-term benefits	3,046,285	2,004,351
Post-employment benefits	64,303	35,063
IFRS 2 Share-based payment charge	3,174,305	2,118,891

Total compensation paid to key management personnel	6,284,893	4,158,305

The number of directors for whom retirement benefits are accruing under defined contribution schemes amounted to 2 (2017 - 2).

The number of Ordinary Shares issued to Directors during the year are Nil. The number of share options granted to the directors during the year are 310,829.

9. Tax

Corporation tax

	Year ended September 30, 2018 £	Year ended September 30, 2017 £
Current year	(5,420,791)	(2,920,821)
Withholding tax	21,428	29,187
Adjustments in respect of prior years	(9,631)	9,736
Overseas tax	196,823	—

Total	(5,212,171)	(2,881,898)

The charge for the year can be reconciled to the profit in the income statement as follows:

	Year ended	Year ended
	September 30,	September 30,
	2018	2017
	£	£
Loss before tax on continuing operations	(36,326,659)	(18,444,700)
Tax at the UK corporation tax rate of 19%	(6,902,065)	(3,596,717)
Tax effect of expenses that are not deductible in determining taxable profit	651,911	484,450
R&D tax credits	(5,420,791)	(2,920,821)
Depreciation in advance of capital allowances not recognised	315,215	84,125
Other deferred tax assets not recognised	582,100	66,397
Losses not utilised	5,495,799	2,961,744
Adjustments in respect of prior years	(9,631)	9,736
Withholding tax	21,427	29,188
Impact of overseas tax rate	53,864	—

Tax credit for the year	(5,212,171)	(2,881,898)

At the balance sheet date, the Group has unused tax losses, after accounting for tax credits receivable, of £22,241,533 (2017 £17,029,362) available for offset against future profits. No deferred tax asset has been recognised in either year in respect of these losses or any other deferred tax assets arising from temporary differences, as it is not considered probable that there will be future taxable profits available. These losses may be carried forward indefinitely.

10. Basic and diluted loss per share

Basic and diluted net loss per ordinary share is determined by dividing net loss by the weighted average number of ordinary shares outstanding during the period. For all periods presented, the historical preferred A shares and outstanding but unvested restricted shares and share options have been excluded from the calculation, because their effects would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same for all periods presented.

The number of Autolus Limited ordinary shares in the comparative periods have been converted into the equivalent number of Autolus Therapeutics plc shares to reflect the corporate reorganisation on June 22, 2018. Please see note 16 for further information.

	Year ended	Year ended
	September 30,	September 30,
	2018	2017
	£	£
Unvested restricted incentive shares	815,632	1,358,317
Incentive share options	2,065,481	570,309

Total	2,881,113	1,928,626

11. Intangible assets

Intangible assets include licenses purchased from UCLB for use in research and development activities of £7,295,000 as at September 30, 2017 and 2016. In the current period the additions of £2 million relate to licenses from UCLB purchased during the year, bringing the total balance at September 30, 2018 to £9,295,000.

12. Property, plant and equipment

	Office Equipment	Laboratory Equipment	Furniture and Fixtures	Leasehold Improvements	Assets Under Construction	Total
	£	£	£	£	£	£
Cost or valuation
At September 2016	371,488	1,556,600	3,741	—	—	1,931,829
Additions	352,759	1,534,239	381,928	—	—	2,268,926
Disposals	(15,186)	—	—	—	—	(15,186)
At September 2017	709,061	3,090,839	385,669	—	—	4,185,569
Additions	84,087	4,932,905	69,491	59,074	1,881,184	7,026,741
Disposals	(12,378)	—	—	—	—	(12,378)

At September 2018	780,770	8,023,744	455,160	59,074	1,881,184	11,199,932

Accumulated depreciation
At September 2016	58,715	206,249	775	—	—	267,739
Charge for the year including disposals	115,027	449,029	52,171	—	—	616,227
At September 2017	173,742	655,278	52,946	—	—	881,966
Charge for the year	206,897	841,662	53,237	3,190	—	1,104,986
Disposals	(6,055)	—	—	—	—	(6,055)

At September 2018	374,584	1,496,940	106,183	3,190	—	1,980,897

Carrying amount
At September 2017	535,319	2,435,561	332,723	—	—	3,303,603

At September 2018	406,186	6,526,804	348,977	55,884	1,881,184	9,219,036

The depreciation expenses of £ 1,104,986 for the year ended 30 September 2018 have been recognised under administrative expenses, £260,158 and remaining £844,828 under R&D expenses.

13. Other Receivables

	Year ended	Year ended
	September 30,	September 30,
	2018 £	2017 £
Interest Accrued	44,211	22,246
Prepayments	2,945,190	585,916
Grant Income Accrued	473,168	208,154
VAT Receivable	975,960	185,066
R&D Claim Receivable	5,315,244	3,037,567
Lease deposit	92,494	323,060
Advances	—	78,278

Total	9,846,267	4,440,287

14. Trade and other payables

	Year ended	Year ended
	September 30,	September 30,
	2018 £	2017 £
Trade creditors and accruals	12,517,269	3,421,942
Amounts owed to related parties	—	193,881

Total	12,517,269	3,615,823

15. Nature and purpose of each reserve in equity

Share premium – is the difference between the par value of the Company’s shares and the total amount of consideration the Company received for shares issued.

Merger reserve – this represents the excess of the cost of investment arising on the group reorganisation over the value of the share capital and share premium of Autolus Limited.

Share based payment reserves – The Group grants incentive shares and share options to employees, and as disclosed in note 17 the Group has two share incentive programmes. This reserve reflects the cumulative expense recorded in relation to these awards.

16. Share Capital

Authorised and Issued Share Capital as of September 30, 2018

	A Shares	B Shares	C Shares	Ordinary Shares	Deferred shares	B Deferred Shares	C Deferred shares	Total
	No.	No.	No.	No.	No.	No.	No.
At September 2016	8,994,351	3,375,196	1,517,571		34,425			13,921,543
Series B Funding Tranche2	3,689,840	—	—	—	—	—	—	3,689,840
Series B Funding Tranche3	3,689,840							3,689,840
Series C Funding	8,116,674							8,116,674
Incentive Shares Issued			544,844

At September 2017	24,490,705	3,375,196	2,062,415		34,425			29,962,741

Part C Companies Act share cancellation	(24,490,705)	(3,375,096)	(2,062,415)	—	—	—	—	(29,928,216)
Share Capital Reorganisation	—	(100)	—	29,999,123	—	88,893,548	1	118,892,572
Issue of Ordinary
Shares at IPO	—	—	—	10,147,059	—	—	—	10,147,059

At September 2018	—	—	—	40,146,182	34,425	88,893,548	1	129,074,156

As at September 30, 2018, we are authorised to issue up to 200,000,000 ordinary shares or rights over ordinary shares, of which the following shares were issued and outstanding:

(i)	40,146,182 ordinary shares, with a nominal value of $0.000042 per share,

(ii)	34,425 deferred shares, with a nominal value of £0.00001 per share,

(iii)	88,893,548 B deferred shares, with a nominal value of £0.00099 per share and

(iv)	1 C deferred share, with a nominal value of £0.000008.

Each issued share has been fully paid.

The following summarises the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•	the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and

•	holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

•

Deferred Shares - The 34,425 deferred shares, aggregate nominal value less than $1.00, existed in Autolus Limited and were re-created in Autolus Therapeutics plc as part of the share exchange to place Autolus Therapeutics as the ultimate parent entity. The Company was required to replicate the shares to ensure the existing share has the correct nominal value to ensure stamp duty mirroring relief is available on the subsequent share for share exchange. These deferred shares have no voting rights.

•

Deferred B Shares - The deferred shares were the product of the reorganisation of the series A preferred shares and ordinary B shares into ordinary shares. The nominal residual value was utilised by management as the required £50,000 of share capital to re-register Autolus Therapeutics Limited as Autolus Therapeutics plc. The resulting 88,893,548 deferred shares, aggregate nominal value of $118,000, is presented as a separate class of equity on the balance sheet and statement of shareholder’s equity. These deferred B shares have no voting rights.

•

Deferred C Share - The deferred share, nominal value less than $1.00, was created when the shares in Autolus were redenominated from GBP to USD as part of the capital reduction to deal with rounding issues that would otherwise have unbalanced the company’s nominal share capital. This deferred C share has no voting rights.

Share transactions during the year

On June 18, 2018, the Company completed the first step of a corporate reorganisation, pursuant to which the shareholders of Autolus Limited exchanged their A, B, and C shares for the same number and class of newly issued shares of Autolus Therapeutics Limited. Following the share exchange, holders of options over shares in Autolus Limited agreed to exchange their existing options for new options granted by Autolus Therapeutics Limited over shares in Autolus Therapeutics Limited (now called Autolus Therapeutics plc).

Autolus Therapeutics Ltd reduced its capital pursuant to part 17 of The Companies Act by reducing the nominal value of its A Preference and B Ordinary shares from £2.50 per share to £0.001 per share. The resulting reduction of £222,144,976 in share capital corresponded to an increase in realised retained earnings of £222,144,976.

Subsequently, A Preference shares and B Ordinary shares, each of nominal value of £0.001, were then split into one Ordinary share of nominal value £0.00001 and one B deferred share of nominal value £00099. Each C Ordinary share of nominal value £0.00001 was converted into an Ordinary share of nominal value £0.00001. All Ordinary shares of £0.00001 were further split into 200 Ordinary shares of nominal value £0.00000005 and then 637 of such shares consolidated to create single Ordinary shares of £0.00003185 nominal value. These shares were then redenominated as Ordinary shares of $0.000042 nominal value.

The Company completed its initial public offering (“IPO”) of ADSs. In the IPO, the Company sold an aggregate of 10,147,059 ADSs representing the same number of ordinary shares, including 1,323,529 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were approximately £117.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.

17. Share based payment

Employee Incentive Plans

In February 2017, the Company’s board of directors adopted the 2017 Share Option Plan, or the 2017 Plan. The 2017 Plan was set to expire on February 21, 2027. The 2017 Plan provided for the grant of potentially tax-favoured Enterprise Management Incentives, or EMI, options to the Company’s U.K. employees and for the grant of options to its U.S. employees. All awards are equity settled.

In June 2018, as part of the Company’s reorganisation and IPO, the Company’s board of directors and shareholders approved the 2018 Equity Incentive Plan, or the 2018 Plan. The initial maximum number of ordinary shares that may be issued under the 2018 Plan was 3,281,622. This number consists of 3,025,548 new ordinary shares and 256,074 ordinary shares that would have otherwise remained available for future grants under the 2017 Plan. The number of ordinary shares reserved for issuance under the 2018 Plan will automatically increase on October 1st of each year, for a period of not more than ten years, commencing on October 1, 2018 and ending on (and including) October 1, 2027, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on September 30th of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable October 1st date. Shares issued under the 2018 Plan may be authorised but unissued shares, shares purchased on the open market, treasury shares or ADSs. No more than 14,000,000 shares may be issued under the 2018 Plan upon the exercise of incentive share options.

Options granted under the 2018 Plan and 2017 Plan, as well as restricted shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the award contains specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, once the performance criteria is achieved, the awards are then subject to a four-year service vesting with 25% of the award vesting on the first anniversary of the performance condition being achieved and the balance vesting monthly over the remaining three years. Options granted under the 2018 Plan and 2017 Plan generally expire 10 years from the date of grant. For certain senior members of management and directors, the board of directors has approved an alternative vesting schedule.

Share Option Valuation

The assumptions (see Note 3.3) used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the year ended September 30, 2018 and 2017 were as follows:

	September 30,
	2018	2017
Expected option life (years)	6 years	6 years
Risk-free interest rate	2.61% to 3.00%	1.91% to 2.05%
Expected volatility	68.15% to 72.99%	68.61% to 68.93%
Expected dividend yield	0.00%	0.00%

Share Options

The table below reflects the conversion of ordinary shares in the current and previous years.

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual	Aggregate Intrinsic Value
Outstanding as of September 30, 2016	—	£—	—	£—
Granted	570,537	0.39	—	—
Exercised	—	—	—	—
Cancelled or forfeited	(228)	0.00	—	—

Outstanding as of September 30, 2017	570,309	£0.39	9.73	£1,551
Granted	1,513,218	£10.21	—	—
Exercised	—	—	—	—
Cancelled or forfeited	(18,046)	£3.82	—	—

Outstanding as of September 30, 2018	2,065,481	£7.56	9.35	£33,054
Exercisable as of September 30, 2018	166,262	£0.40	8.73	£3,847
Vested and expected to vest as of September 30, 2018	2,065,481	£7.56	9.35	£33,054

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s restricted ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s restricted ordinary shares.

The weighted average grant-date fair value of share options granted during the year ended September 30, 2018 and 2017 was £6.55 and £3.10 per share, respectively, none of which were vested. There were no share options granted during the year ended September 30, 2016.

The Company granted 570,537 share options during the year ended September 30, 2017 of which 556,966 were performance-based share options. These performance-based share options begin to vest upon the Company achieving specified clinical development milestones. During the year ended September 30, 2017, 228 of the performance-based share options were forfeited. There were no performance-based share options granted during the year ended September 30, 2018.

The Company achieved the milestones related to the 2017 performance-based share options during the year ended September 30, 2017 and recorded share-based compensation expense of £0.8 million and £0.3 million related to those option awards that started vesting upon the achievement of the milestones for the years ended September 30, 2018 and 2017, respectively. As of September 30, 2018, there was unrecognised compensation of £0.38 million related to the 2017 performance-based share options, which will be recognised over the remaining term of the awards.

The Company recorded share-based compensation expense related to share options to certain consultants, who are not employees, of £76,610 for the year ended September 30, 2018. There were no share options granted to consultants during the year ended September 30, 2017.

Restricted Ordinary Shares

The assumptions used in the OPM to determine the fair value of the ordinary shares for the following dates are as follows:

	March 2, 2016	April 26, 2017	September 25, 2017	March 31, 2018	May 31, 2018
Expected term	2.8 years	1.2 years	0.8 years	1.8 years	1.8 years
Risk-free interest rate	1.0%	1.0%	1.3%	2.1%	2.1%
Expected volatility	73.2%	76.6%	71.0%	71%	71%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

A summary of the changes in the Company’s restricted ordinary shares during the years ended September 30, 2018 and 2017 are as follows and reflect the conversion of ordinary shares in the current and previous years.

	Number of restricted shares	Weighted average grant date fair value £
Unvested and outstanding at September 30, 2016	1,266,619	2.98
Granted	642,150	3.34
Vested	(453,134)	3.00
Canceled or forfeited	(97,318)	3.22
Unvested and outstanding at September 30, 2017	1,358,317	3.22
Granted	—
Vested	(534,906)	3.03
Canceled or forfeited	(7,779)	2.82
Unvested and outstanding at September 30, 2018	815,632	3.19

During the year ended September 30, 2017, the Company granted an aggregate of 439 restricted ordinary shares with vesting based on service conditions only and 641,711 restricted ordinary shares that included both performance and service conditions in order to vest. During the years ended September 30, 2018 and 2017, 159,490 and 24,896 restricted ordinary shares were vested related to performance-based awards. The remainder of the restricted ordinary shares and all forfeited restricted ordinary shares related to awards with only service-based vesting conditions. There were no restricted shares granted during the year ended September 30, 2018. The 2017 performance-based restricted shares were scheduled to begin vesting upon the Company’s achievement of specified clinical development milestones. The Company achieved the milestones related to the 2017 performance-based restricted shares during the year ended September 30, 2017 and recorded share-based compensation expense of £0.7 million and £0.6 million related to the vesting of those incentive share awards for the years ended September 30, 2018 and 2017, respectively.

18. Share-based Compensation

The Company recorded share-based compensation expense of £5 million and £2.4 million during the years ended September 30, 2018 and 2017, respectively, related to both restricted shares and share options-based awards. As of September 30, 2018, there was £9.7 million of unrecognised compensation cost related to outstanding but unvested restricted shares and share options, which amounts are expected to be recognised over weighted-average period of 3.5 years.

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	2018	2017
Research and development	2,312	877
General and administrative	2,715	1,538

Total share-based compensation	£5,027	£2,415

In February 2017, the Company modified the terms of all outstanding share options and restricted share awards to adjust the vesting of the awards in the event of an exit event or IPO. As modified, the options and share awards do not convert to deferred shares and will continue vesting because of the June 2018 IPO. The incremental share-based compensation expense due to the modification was nominal.

19. Cash and cash equivalents.

	Year ended September 30, 2018 £	Year ended September 30, 2017 £
Cash and bank balances	179,244,773	92,318,704
Fixed short-term deposit	10,051,629	10,000,000

Total	189,296,402	102,318,704

Cash and cash equivalents comprise cash and short-term bank deposits. The carrying amount of these assets is approximately equal to their fair value.

20. Operating lease arrangements

At the balance sheet date, the company had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	Year ended September 30, 2018 £	Year ended September 30, 2017 £
Within one year	995,722	765,368
In the second to fifth years inclusive	3,463,496	3,227,734
In the sixth to tenth years inclusive	996,223	1,515,991

The operating lease payments relate to rent for the office premises and manufacturing facility. The lease for the office premises is for a period of 10 years with a break clause after 5 years. The minimum lease expense for the year £539,700.

21. Financial Instruments

The Company’s principal financial instruments are restricted to cash and cash equivalents. The main purpose of these financial instruments is to fund the Company’s operations. The Company has other financial instruments such as trade receivables and trade payables that arise directly from its’ operations.

The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, and foreign currency risk.

	Year ended September 30, 2018 £	Year ended September 30, 2017 £
Financial Assets
Cash and bank balances	189,296,402	102,318,704
Receivables	9,846,267	4,440,287
Financial Liabilities
Trade payables	12,517,269	3,615,823

The carrying amount of these financial assets and liabilities approximates their fair value.

Credit risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Liquidity risk

Since our inception, we have not generated any product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialisation of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research activities. As a result, we will need additional capital to fund our operations until we can generate significant revenue from product sales. We do not currently have any approved products and have never generated any revenue from product sales or otherwise. We have funded our operations to date primarily with proceeds from government grants and sales of our preferred and ordinary shares. We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments.

Foreign currency risk

Our functional currency and that of our subsidiaries is the pound sterling and our reporting currency is the U.K is pound Sterling. The Group holds USD currency. Any fluctuations in currency exchange rates between the U.S. dollar and the pound sterling could materially and adversely affect our business. There may be instances in which costs and revenue will not be matched with respect to currency denomination. Currently, we do not have any exchange rate hedging arrangements in place. Unrealised foreign exchange gains recognised in the income statement accounts to £3.1m in 2018.

Additionally, although we are based in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and other countries. Further, potential future revenue may be derived from the United States, countries within the euro zone, and various other countries around the world. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro and other currencies, which may have a significant impact on our results of operations and cash flows from period to period. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenue, cost of revenue, assets and liabilities will be subject to fluctuations in currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely because of currency exchange rate fluctuation.

Foreign currency sensitivity

The following table details the Group sensitivity to a percentage change in Pounds Sterling against these currencies. The sensitivity analysis of the Group’s exposure to foreign currency risk in US Dollar amount held in US bank account at the reporting date has been determine based on a 5% change taking place.

USD 5%

Year ended September 30, 2018 £
Weakening – 5%	1,505,804
Strengthening – 5%	1,625,759

Capital management

Since our inception, we have not generated any product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialisation of any approved product candidates. We expect that our research and development and general and administrative costs will increase in connection with our planned research activities. As a result, we will need additional capital to fund our operations until we can generate significant revenue from product sales.

We do not currently have any approved products and have never generated any revenue from product sales or otherwise. We have funded our operations to date primarily with proceeds from government grants and sales of our preferred and ordinary shares. We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments described below.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates.

Our expenses will increase as we:

•	seek regulatory approvals for any product candidates that successfully complete preclinical and clinical trials;

•

establish a sales, marketing and distribution infrastructure in anticipation of commercialising of any product candidates for which we may obtain marketing approval and intend to commercialise on our own or jointly;

•	hire additional clinical, medical, and development personnel;

•	expand our infrastructure and facilities to accommodate our growing employee base; and

•	maintain, expand and protect our intellectual property portfolio.

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, clinical costs, external research and development services, laboratory and related supplies, legal and other regulatory expenses, and administrative and overhead costs. Our future funding requirements will be heavily determined by the resources needed to support development of our product candidates. Based on our current clinical development plans, we believe our existing cash will enable us to fund our current and planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilise our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialisation expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialise. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Because of the numerous risks and uncertainties associated with research, development and commercialisation of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly because of many factors, including:

•	the scope, progress, outcome and costs of our clinical trials and other research and development activities;

•	the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

•	the costs and timing of hiring new employees to support our continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

•	the extent to which we in-license or acquire additional product candidates or technologies.

Until such time, if ever, that we can generate product revenue enough to achieve profitability, we expect to finance our cash needs through equity offerings. To the extent that we raise additional capital through the sale of equity, your ownership interest will be diluted. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programmes or product candidates or grant licenses on terms that may not be favourable to us. If we are unable to raise additional funds through equity financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialisation efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

22. Events after the balance sheet date

There were no subsequent events that the directors believe need to be disclosed.

23. Related party transactions

A related party is a person or an entity that is related to the reporting entity:

•

A person or a close member of that person’s family is related to a reporting entity if that person has control, joint control, or significant influence over the entity or is a member of its key management personnel.

•

An entity is related to a reporting entity if, among other circumstances, it is a parent, subsidiary, fellow subsidiary, associate, or joint venture of the reporting entity, or it is controlled, jointly controlled, or significantly influenced or managed by a person who is a related party.

Further discloser regarding related party transaction can be found under note 4, Investments and other financial assets, under Parent company and under key management compensation.

PARENT COMPANY BALANCE SHEET

As at 30th September 2018

	Note	2018 £
Non-current assets
Investments	6	345,681,087

		345,681,087

Total Assets		345,681,087

Net assets		345,681,087

Equity
Share capital		1,277
Deferred Shares		88,005
Share Premium		117,485,073
Share based payment reserve		5,961,756
Retained earnings	8	222,144,976

Equity attributable to owners of the Company		345,681,087

The parent company has adopted the exemption of presenting the profit and loss account as permitted by section 408 of the Companies Act 2006. There were no transactions impacting the income statement for the year ended 30 September 2018.

The notes from pages 118 form part of these financial statements.

The financial statements were approved by the board of directors and authorised for issue on 5th March 2019. They were signed on its behalf by

/s/ Christian Itin

Christian Itin

Director

5th March 2018

Registered Office                Forest House, Depot Road, Wood Lane, London W12 7RZ

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

	Share Capital £	Share Premium Account £	Share Based Reserves £	Retained Earnings £	Total £
Shares issued on Company formation	1	—	—	—	1
Share capital for share exchange - new	222,233,934	—	—	—	222,233,935
Capital reduction	(222,144,976)	—	—	222,144,976	—
Share capital	323	—	—	—	323
IPO proceeds	—	128,703,492	—	—	128,703,492
Issuance cost	—	(11,218,419)	—	—	(11,218,419)
Share based expenses	—	—	5,961,756	—	5,961,756

Balance at 30th September 2018	89,282	117,485,073	5,961,756	222,144,976	345,681,087

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

For the period ended 30th September 2018

1. General overview

Autolus Therapeutics plc is a company incorporated under the laws of England and Wales with a registration number of 1185179. The address of the registered company is Forest House, 58 Wood Lane, London W12 7RZ, England. The nature of the Company’s operations and its principal activities are set out in the Strategic Report. The financial statements are presented in GBP.

Autolus is a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using our broad suite of proprietary and modular T cell programming technologies, we are engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognise cancer cells, break down their defence mechanisms and eliminate these cells.

2. Basis of preparation

Autolus Therapeutics plc was incorporated in February 2018 and the period covered in these reports are from the date of inception to the 30th September 2018 (four and a half months).

The presentation and functional currency is the British Pound Sterling (£).

Pursuant to the terms of a corporate reorganisation, the shareholders of Autolus Limited exchanged each of the shares held by them in Autolus Limited for the same number and class of newly issued shares of Autolus Therapeutics Limited and, as a result, Autolus Limited became a wholly owned subsidiary of Autolus Therapeutics Limited. On June 18, 2018, Autolus Therapeutics Limited re-registered as a public limited company and was renamed Autolus Therapeutics plc. We reorganised our share capital and completed a capital reduction. On June 22, 2018, our outstanding preferred and ordinary shares were converted into a single class of ordinary shares and various classes of deferred shares, and we completed our initial public offering of American Depositary Shares (“ADSs”), each representing one of our ordinary shares, on the Nasdaq Global Select Market. The group reorganisation had the following effect on the financial statements of the Company:

•	Recorded a cost on investment in Autolus Limited with a corresponding amount recorded in share capital for the shares issued.

•	Through the capital reduction, reduced the share capital of the Company by £222,144,976 with a corresponding increase in retained earnings.

•	Through the share reorganisation, the creation of ordinary shares capital of £954 and £88,005 deferred shares.

•	Through the IPO issued ordinary shares of £323 and recorded a share premium of £117,485,073.

•	Made a capital contribution through passing the funds raised on the IPO to Autolus Holdings (UK) Ltd with a corresponding increase to the cost of investment.

2.1. Basis of accounting

The financial statements have been prepared in accordance with Financial Reporting Standard 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland” (FRS 102) and in accordance with applicable accounting standards.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

The Company has taken advantage of the following disclosure exemptions under FRS 102:

•	The requirements of Section 4 Statement of Financial Position paragraph 4.12(a)(iv).

•	The requirements of Section 7 Statement of Cash Flows and Section 3 Financial Statement Presentation paragraph 3.17(d).

•

The requirements of Section 11 paragraphs 11.39 to 11.48A and Section 12 paragraphs 12.26 to 12.29 providing the equivalent disclosures required by this FRS are included in the consolidated financial statements of the group in which the entity is consolidated.

•

The requirements of Section 26 Share-based Payment paragraphs 26.18(b), 26.19 to 26.21 and 26.23, provided that for a qualifying entity that is: (i) a subsidiary, the share-based payment arrangement concerns equity instruments of another group entity; (ii) an ultimate parent, the share-based payment arrangement concerns its own equity instruments and its separate financial statements are presented alongside the consolidated financial statements of the group; and, in both cases, provided that the equivalent disclosures required by this FRS are included in the consolidated financial statements of the group in which the entity is consolidated.

•	The requirement of Section 33 Related Party Disclosures paragraph 33.7.

Additional accounting policies for the separate financial statements of the Company are set out below:

2.2. Going Concern

At the 30 September 2018 the Group held cash of £189.3m. The directors have prepared forecast through 2020 and shows sufficient cash to fund planed research and development and operating cost of the Group. There for the directors have at the time of approving the financial statements, a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

2.3. Investment in Subsidiaries

The investment in the subsidiary arose on the reorganisation of the group. The investment is recorded at cost. The cost is based on the directors estimated fair value of Autolus Ltd having regard to the valuations that were available prior to the IPO.

The Group subsidiaries include:

Name	Principal activities	Country of incorporation	% equity interest	% equity interest	Ordinary Shares Issued	Nominal value	Total
Autolus Holdings (UK) Limited	Holding Company	United Kingdom	100	100	1000	1	1,000
Autolus Limited	Pharmaceutical research and development	United Kingdom	100	100	100	0.001	0.1
Autolus Inc	Pharmaceutical research and development	USA	100	100	100,000	0.0001	10

The registered office of Autolus Therapeutics plc, Autolus Holdings (UK) Limited and Autolus Limited are located at Forest House 58 Wood Lane White City London W12 7RZ. Autolus Inc. is located at 805 King Farm Blvd, Suite 550, Rockville, MD 20850, USA.

3. Employee benefits

All employee benefits are recognised within the subsidiary companies where they are paid. The Company has no employees, any work carried out by employees of the subsidiaries or the parent for services are recharged through the intercompany account as required.

4. Auditor’s remuneration

Fees payable to Ernst & Young and their associates for the audit of the Company’s annual accounts were £12,500 (2017: N/A).

5. Employees

The are no employees in the company. The directors are employed by other group companies.

6. Investments and other financial assets

Investments in subsidiaries

£
Arising on group reorganisation	222,234,258
Capital contribution	117,485,073
Share based payments	5,961,756

At September 30, 2018	345,681,087

The share-based payment cost of £5.9 million was pushed down from Autolus Therapeutics plc to Autolus Limited passing through its parent, Autolus Holdings Limited, as a capital injection in the Company’s Balance Sheet.

The Company tested the investment assets for impairment in September 2018 and concluded that the investments were not impaired. The analysis noted that the investment is a fully owned subsidiary holding company whose subsidiaries are engaged in research and development activities. These companies have been achieving milestones related to said activities. Furthermore, the IPO of the Company that took place in June 2018 increased its value and further allows enhancement of the research in which the subsidiaries are engaged.

7. Share Capital

Disclosed in note 15 in the consolidated group.

8. Retained Profit

Net result for the year	—
Capital reduction	222,144,976

Balance at 30 September 2018	222,144,976

9. Events after the balance sheet date

There were no subsequent events that the directors believe need to be disclosed.

10. Related party transactions

Disclosed as part of note 23 in the consolidated Group.